ANNALY®



Proxy Statement

2023

Notice of 2023 Annual Meeting of Stockholders
May 17, 2023
9:00 a.m. (Eastern Time)
www.virtualshareholdermeeting.com/NLY2023



Message from our
Chief Executive Officer & Chief Investment Officer

Dear Fellow Stockholders,

In 2022, we were proud to celebrate Annaly's 25th anniversary as a publicly-traded company. As I stood on the podium beside Annaly's co-founder Wellington J. Denahan and rang the New York Stock Exchange closing bell, I reflected on the many milestones the Company has achieved in our first 25 years and the growth and opportunity still in front of us. Following this past year's sale of our middle market lending portfolio for $2.4 billion, the Company is once again dedicated to our original mission of being the market's leading residential mortgage REIT and has made significant progress towards expanding our capabilities across the spectrum of housing finance.

At this pivotal moment, I am keenly aware that none of our achievements would have been possible without the tireless efforts of our Directors, executives and employees. They have supported every step of the Company's strategic evolution, and also championed our commitment to corporate citizenship. Since the onset of the pandemic, Annaly has successfully navigated unprecedented market and economic turbulence while also continuing to uphold our responsibility as a prudent steward of stockholder value.

Following our management internalization transaction in 2020, we are proud that the Company, with the oversight of the Management Development and Compensation ("MDC") Committee of the Board, has institutionalized a best-practice driven compensation program that reflects the internalization's objective of aligning the interests of our employees with those of our stockholders. In order to further strengthen the Company's executive compensation program for 2022, the MDC Committee recently adopted a number of additional enhancements, which included adding a minimum performance threshold to the corporate performance scorecard used to determine executives' annual incentive opportunities and increasing relative performance metrics to target above median performance for purposes of determining annual and long-term incentive opportunities.

As a further testament to our alignment with stockholders, the Company made a recent enhancement to our stockholder rights framework. Following sustained dialogue with our top stockholders over the course of several years, in February 2022, the Board determined to proactively lower the threshold for our stockholders to call a special meeting to 25% of shares outstanding from our prior majority threshold. The Board believes that the 25% threshold, which is the most common among S&P 500 companies, is ideal for Annaly because it provides our stockholders with a meaningful right to call a special meeting while protecting against potential misuse of that right by a small number of stockholders focused on narrow or short-term interests.

As always, we are committed to year-round engagement with both retail and institutional investors to ensure we have a full understanding of your priorities and perspectives, including any concerns that may arise between annual meetings. To that end, we have held over 125 in-person, virtual or telephonic meetings with stockholders across the U.S., Canada and Europe since the beginning of 2022. One of the main themes that emerged from these conversations is your continued focus on our environmental, social and governance ("ESG") initiatives. In June 2022, we were pleased to publish our third annual corporate responsibility report, which included enhanced climate-related disclosures that considered the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD").

Like much of what makes Annaly who we are today, our focus on corporate responsibility and ESG began with Wellington J. Denahan, whose personal commitment to sustainability and philanthropy informed the founding of the Corporate Responsibility Committee of the Board in 2017. Wellington's contributions to Annaly, including her years serving as our Chief Operating Officer, Chief Investment Officer, Chief Executive Officer and Executive Chairman, cannot be overstated. Her foresight, entrepreneurial spirit and wisdom blazed the trail, and I know I speak on behalf of the entire Annaly team in thanking Wellington for her exceptional dedication to the Company, our Board and our stockholders.

In closing, I would also like to thank each of you – for the faith you've placed in us these past 25 years, as well as for your continued trust and investment as we move into the next phase of Annaly's journey. We hope that you will join us for this year's Annual Meeting of Stockholders, which will be conducted via interactive online format on May 17th.

Sincerely,

David L. Finkelstein
Chief Executive Officer & Chief Investment Officer
April 5, 2023

ANNALY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Annaly Capital Management, Inc.:

Annaly Capital Management, Inc., a Maryland corporation ("Annaly" or the "Company"), will hold its annual meeting of stockholders (the "Annual Meeting") on May 17, 2023, at 9:00 a.m. (Eastern Time) online at www.virtualshareholdermeeting.com/NLY2023. At the Annual Meeting, you will be asked to:

1. Elect ten Directors for a term ending at the 2024 annual meeting of stockholders and when their respective successors are duly elected and qualify, as set forth in the accompanying Proxy Statement;
2. Approve, on an advisory basis, the Company's executive compensation, as described in the Proxy Statement;
3. Consider an advisory vote on the frequency of future advisory votes to approve the Company's executive compensation;
4. Approve an amendment to the Company's Charter to decrease the number of authorized shares of stock;
5. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023; and
6. Consider an advisory stockholder proposal to further reduce the ownership threshold to call a special meeting.

The Company will also transact any other business as may properly come before the Annual Meeting or any postponement or adjournment thereof. Only common stockholders of record at the close of business on March 20, 2023, the record date for the Annual Meeting (the "Record Date"), may vote at the Annual Meeting and any postponements or adjournments thereof.

Your vote is very important. Please exercise your right to vote.

The Company's Board of Directors (the "Board") is soliciting proxies in connection with the Annual Meeting. The Company is sending the Notice of Internet Availability of Proxy Materials (the "Notice"), or a printed copy of the proxy materials, as applicable, commencing on or about April 5, 2023.

To view the Proxy Statement and other materials about the Annual Meeting, go to www.proxyvote.com.

All stockholders are cordially invited to attend the Annual Meeting, which will be conducted via a live webcast. The Company believes that the virtual meeting format allows enhanced participation of, and interaction with, our global stockholder base. During the upcoming virtual meeting, you may ask questions and will be able to vote your shares electronically from your home or any remote location with Internet connectivity. You may also submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-888-700-7644 in the United States or 1-929-207-8058 if calling from outside the United States, and providing Conference ID 4930273. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot ask questions or vote from such audio broadcast. The Annual Meeting will begin promptly at 9:00 a.m. (Eastern Time). Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

By Order of the Board of Directors,

Anthony C. Green
Chief Corporate Officer, Chief Legal Officer & Secretary
April 5, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 17, 2023. The Company's Proxy Statement and 2022 Annual Report to Stockholders are available at www.proxyvote.com.

PROXY SUMMARY

This summary contains highlights about the Company and the Annual Meeting. This summary does not contain all the information that you should consider in advance of the Annual Meeting, and the Company encourages you to read the entire Proxy Statement and the Company's 2022 Annual Report on Form 10-K carefully before voting.

The 2023 Annual Meeting of Stockholders will be held:

 **Time & Date:** Wednesday, May 17, 2023 at 9:00 a.m. (Eastern Time)

 **Place** www.virtualshareholdermeeting.com/NLY2023

 **Record Date:** Close of business on March 20, 2023

 **Voting** Stockholders are able to vote by Internet at www.proxyvote.com; telephone at 1-800-690-6903; by completing and returning their proxy card; or online during the Annual Meeting

Voting Matters

	Board Vote Recommendation	Page Number
Proposal No. 1: Election of Directors	FOR each Director nominee	12
Proposal No. 2: Approval, on an advisory basis, of the Company's executive compensation	FOR	62
Proposal No. 3: Consideration of an advisory vote on the frequency of future advisory votes to approve the Company's executive compensation	EVERY ONE YEAR	63
Proposal No. 4: Approval of an amendment to the Company's Charter to decrease the number of authorized shares of stock	FOR	64
Proposal No. 5: Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023	FOR	66
Proposal No. 6: Consideration of an advisory stockholder proposal to further reduce the ownership threshold to call a special meeting	AGAINST	68

How to Vote:

Stockholders may vote:

 **Online Before the Meeting** www.proxyvote.com

 **By Mail** completing and returning their proxy card

 **By Phone** 1-800-690-6903

 **Online During the Meeting** www.virtualshareholdermeeting.com/NLY2023

Participate In the Annual Meeting

The virtual meeting will be available to stockholders across the globe via any Internet-connected device and has been designed to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to vote, make statements and ask questions. This approach aligns with the Company's broader sustainability goals and reduces costs for both the Company and our stockholders.

You are entitled to participate, vote and ask questions at the Annual Meeting by visiting www.virtualshareholdermeeting.com/NLY2023. An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-888-700-7644 in the United States or 1-929-207-8058 if calling from outside the United States, and providing Conference ID 4930273. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting and you cannot ask questions or vote from such audio broadcast. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Stockholders can access Annaly's interactive pre-meeting forum, where you can submit questions and vote in advance of the Annual Meeting and view copies of our proxy materials, by visiting www.proxyvote.com. We will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

Annaly at a Glance

NLY
New York Stock Exchange ("NYSE") Traded

1997
Initial Public Offering

$11bn
Permanent Capital[1]

$81bn
Total Assets[2]

Evolution of Annaly

Since the beginning of 2022, we have continued to enhance our position as a leader in the residential housing finance space through a number of strategic milestones, including the sale of our middle market lending portfolio and the ongoing growth of our residential credit and mortgage servicing rights ("MSR") businesses. Further, our commitment to robust ESG practices continues to enhance our alignment with stockholders, as demonstrated by the Board's proactive amendment of our bylaws in February 2022 to lower the threshold for stockholders to call a special meeting from a majority of shares outstanding to 25% of shares outstanding.



Executive Compensation

2022 marked the second full year that the Company was internally-managed. In 2022, the MDC Committee introduced a number of additional enhancements to our executive compensation program, which are intended to drive alignment with, and respond to feedback from, our stockholders. These enhancements included:

- Adding a minimum performance threshold to the corporate performance scorecard used to determine 75% of executives' annual incentive opportunities
  - Below this threshold, no incentive payments ($0) will be made
- Increasing relative performance metrics to target above median (55%+) performance rather than median performance for purposes of determining annual incentive opportunities and ultimate performance stock unit ("PSU") payouts

Note: For footnoted information, please refer to "Annaly at a Glance & Evolution of Annaly" in Endnotes section.

Recent Operating Achievements



Common and Preferred Dividends Declared **$1.6 billion** common and preferred dividends declared in 2022	**Middle Market Lending Portfolio Sale** **$2.4 billion** sale of middle market lending portfolio[1]	**Housing Finance Expansion** **#1 & #3** Largest non-bank issuer of Prime Jumbo & Expanded Credit MBS[2] and third largest buyer of bulk MSR in 2022[3]
Liquidity **$6.3 billion** of unencumbered assets at the end of 2022, including cash and unencumbered Agency MBS of $4.0 billion	**Leverage** **6.3x** economic leverage[4], up from 5.7x year-over-year	**Accretive Equity Raised** **$2.7 billion** of accretive common equity raised in 2022 through two common equity offerings and our at-the-market sales program[5]

Annaly's Shared Capital Model and Strategic Focus

We strive to efficiently diversify our investments across our businesses through a rigorous shared capital model and capital allocation process. In 2022, we sold our middle market lending portfolio, inclusive of on-balance sheet assets as well as assets managed for third parties, for $2.4 billion. We believe the transaction provided compelling execution for our stockholders, while also generating additional capacity and strategic flexibility to further expand our leadership and operational capabilities across all aspects of the residential housing finance market. Combined with the 2021 sale of our commercial real estate business, buildout of our MSR business and expansion of our residential credit business, we believe that Annaly continues to be well-positioned to allocate capital across the housing finance space.

ANNALY Investment Strategies			
Annaly Agency Group	Assets[5]		$72.9bn
	Capital[6]		$7.4bn
	Sector Rank[7]		#1/6
	Strategy		Countercyclical / Defensive
Annaly Mortgage Servicing Rights Group	Assets[5]		$1.8bn
	Capital[6]		$1.6bn
	Strategy		Non-Cyclical
Annaly Residential Credit Group	Assets[5]		$5.0bn
	Capital[6]		$2.1bn
	Sector Rank[7]		#2/14
	Strategy		Cyclical / Growth

Note: For footnoted information, please refer to "Recent Operating Achievements & Annaly's Shared Capital Model and Strategic Focus" in Endnotes section.

Delivering Significant Value for Stockholders

$24 billion
of common and preferred dividends declared since Annaly's IPO[1]

25+
years of delivering yield to stockholders

708%
total shareholder return since Annaly's IPO[2]

Since inception, Annaly has delivered ~$24bn in dividends to shareholders[1]
(in millions)



■ Prior Cumulative Dividends Declared   ■ Dividends Declared During Year

Stockholder Outreach and Results Of 2022 Say-On-Pay Vote

100%
of top 100 institutional investors included in 2022—2023 outreach efforts

+90%
of all institutional investors included in 2022—2023 outreach efforts

>125
meetings with stockholders across the U.S., Canada and Europe during 2022

We are committed to ongoing engagement with both retail and institutional stockholders through a wide range of mediums, including: in-person and virtual meetings, conferences, phone calls, electronic communication and social media. Following the results of our 2022 advisory resolution on executive compensation (commonly known as a "Say-on-Pay" vote), which received support from over 88% of votes cast, we have continued our multi-pronged stockholder outreach campaign to solicit feedback on a number of issues, including (i) our executive compensation practices and disclosures, (ii) our human capital management, including diversity, equity and inclusion ("DE&I") efforts, (iii) our stockholder rights framework and (iv) our corporate responsibility and ESG initiatives.

Annaly's stockholder engagement efforts generated significant feedback for both the Board and management and have resulted in a number of enhancements to our corporate governance, corporate responsibility and executive compensation practices and disclosures over the last few years. Our stockholders have been instrumental to, and supportive of, these governance and disclosure enhancements and we look forward to continuing to find innovative ways to engage over the course of 2023 and beyond.

Note: For footnoted information, please refer to "Delivering Significant Value for Stockholders" in Endnotes section.

2022–2023 Stockholder Engagement Efforts

What the Company Heard	What the Company Did
Enhance Stockholder Rights Framework	• Conducted extensive stockholder outreach to assess desired enhancements to stockholder rights framework • Proactively amended our bylaws in February 2022 to lower the threshold for stockholders to call a special meeting from the previous majority threshold to 25% of shares outstanding
Strengthen Executive Compensation Practices	• Added a minimum performance threshold to the corporate performance scorecard used to determine 75% of executives' annual incentive opportunities – Below this threshold, no incentive payments ($0) will be made • Increased relative performance metrics to target above median (55%+) performance rather than median performance for purposes of determining annual incentive opportunities and ultimate PSU payouts
Maintain Focus on Human Capital and DE&I Initiatives	• Continued to provide annual disclosure of workforce diversity statistics, including our EEO-1 Reports • Supported seven employee-led networks, which collectively led over 20 DE&I activities throughout the year, including speakers, volunteerism, trainings and brown bag lunch discussions • Sponsored Wellness Week focused on employee well-being, mental health and educational opportunities including medical and financial wellness • Conducted manager training on effective performance and hosted career conversations to promote employee engagement and reinforce our corporate culture • Partnered with highly acclaimed leadership coach on a firmwide branding workshop to promote individual personal and professional development • Taught two fixed income and mortgage market courses to a diverse group of college students traditionally underrepresented in finance in partnership with Project Destined • Hosted interns in partnership with Girls Who Invest and Cristo Rey High School

Spotlight Corporate Responsibility and ESG Efforts	• Published third annual Corporate Responsibility Report in June 2022
	  – Report outlines the Company's progress towards our ESG goals and commitments across our four key ESG areas: corporate governance, human capital, responsible investments and environment
	  – Report includes climate-related disclosures taking into consideration the recommendations of the TCFD
	• Continued to track, measure and disclose our total greenhouse gas ("GHG") emissions and energy consumption as well as fully offsetting 100% of our Scope 1 and Scope 2 GHG emissions
	• Coordinated 20 volunteer activities with participation from over 50% of our employees

Our stockholder outreach is complemented by related initiatives, including:

• Analysis of market governance, compensation and ESG practices at peer companies

• Advice from external advisors, including governance, compensation and ESG consultants, board search firms and proxy solicitors

• Discussions with proxy advisory services and corporate governance research firms

Board Composition, Structure and Refreshment

The Nominating/Corporate Governance ("NCG") Committee endeavors to have a board representing diverse backgrounds and a wide range of professional experiences. The NCG Committee annually evaluates its overall composition and rigorously evaluates individual Directors to ensure a continued match of their skill sets and projected tenure against the needs of the Company. For additional information about individual Directors' qualifications and experience, please see the Director biographies beginning on page **13**.

15 years or 73rd birthday

Independent Directors may not stand for relection upon the earlier of 15 years of service or their 73rd birthday

60%

of Continuing Directors identify as women and/or racially/ethnically diverse

Skill / Experience Summary of Continuing Directors[1]

Skill / Experience	Bovich	Finkelstein	Hamilton	Hannan	Haylon	Laguerre	Reeves	Schaefer	Votek	Williams	Total
Complex and regulated industries	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Compliance				✓	✓		✓		✓		4
Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Ethics and ESG	✓	✓		✓		✓	✓		✓	✓	7
Finance and accounting	✓	✓	✓	✓	✓	✓		✓	✓	✓	9
Financial services	✓	✓	✓	✓	✓	✓		✓	✓		8
Government, public policy and regulatory affairs		✓						✓			2
Industry knowledge	✓	✓	✓		✓	✓		✓	✓		7
Information technology/cybersecurity				✓					✓	✓	3
Legal expertise							✓				1
Mergers & acquisitions		✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Operations/human capital management	✓	✓	✓	✓	✓		✓	✓	✓	✓	9
Other public company board experience	✓			✓	✓	✓					4
Private company board experience	✓		✓	✓		✓	✓	✓	✓		7
Public company CEO		✓							✓		2
Risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Strategy development and implementation		✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Gender diversity	✓			✓						✓	3
Racial/ethnic diversity				✓		✓	✓		✓		4
Audit Committee financial expert[2]				✓	✓	✓			✓		4
Total	11	12	10	16	12	13	11	11	15	11	

As evidenced by the composition of our Board, we are committed to seeking out highly qualified candidates of diverse gender and race/ethnicity, as well as taking into account other factors that promote principles of diversity. Our Corporate Governance Guidelines formalize the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity and include a director refreshment policy requiring that Independent Directors may not stand for re-election following the earlier of their 15th anniversary of service on the Board or their 73rd birthday. In extraordinary circumstances, the Board may determine that an Independent Director may stand for re-election after having reached such age or term limit for up to three additional one-year terms.

Note: For footnoted information, please refer to "Board Composition, Structure and Refreshment" in Endnotes section.

Continuing Director Diversity[1]



Tenure	
More than 10 Years **1 Directors**	Less than 5 Years **6 Directors**
5–10 Years **3 Directors**	

Gender Diversity	
Women **3 Directors**	Men **7 Directors**

Racially/ Ethnically Diverse	
White **6 Directors**	Racially/ Ethnically Diverse **4 Directors**

Age	
70's **2 Directors**	40's **1 Director**
60's **3 Directors**	50's **4 Directors**

Environmental, Social and Governance

We are convinced that our ESG initiatives strengthen how we manage the Company and, as a responsible steward of capital, we actively focus on integrating ESG considerations into our overall strategy. We view ESG risks and opportunities as critical components for achieving strategic business objectives, managing risks and delivering attractive risk-adjusted returns over the long-term. We strive to have a positive impact in the communities where we live, work and invest by conducting our business in accordance with the highest ethical standards, guided by our strong corporate values.

In June 2022, we published our third annual Corporate Responsibility Report, titled *Taking Stock of Our Impact.* The report outlines our progress towards meeting our ESG goals and commitments, which span four key areas: corporate governance, human capital, responsible investments and the environment. The report also includes new ESG goals and commitments, including pledges to increase the number of Board and Committee educational sessions and maintain a high employee retention rate. Additionally, the report includes climate-related disclosures following TCFD guidance. Moreover, the report also includes supplemental disclosures under the Sustainability Accounting Standards Board framework and references the Global Report Initiative.

ANNALY
Environmental, Social and Governance

Corporate Governance
Annaly is committed to maintaining our long-standing commitment to robust corporate governance practices that benefit the long-term interests of our stakeholders.

Human Capital
Annaly's team of highly-skilled individuals is our greatest asset and we are commited to promoting the well-being, active engagement, development and full potential of our employees.

Responsible Investments
Annaly invests in and finances housing across the country, which strengthens the long-term growth of the economy and supports the vitality of local communities.

Environment
Annaly promotes sustainable and environmentally friendly practices that reduce energy use, decrease waste, increase recycling and lower water consumption in the Company's daily operations.

Note: For footnoted information, please refer to "Continuing Director Diversity" in Endnotes section.

Our Corporate Governance Guidelines and Board Committee charters reflect integrated oversight of ESG practices, initiatives and related risk across the Board and its Committees. As outlined below, the full Board has overall responsibility for ESG oversight, and each of the Board Committees has oversight responsibility of specific ESG-related matters relating to the purpose, duties and responsibilities of each Committee.



Full Board

The Board has overall responsibility for ESG oversight, subject to delegation of specific ESG-related matters to appropriate Board Committees

Audit Committee
- Review of ESG-related (*e.g.*, human capital management, climate) disclosures in financial and public filings *(shared with CRC)*
- Cybersecurity *(shared with Risk)*
- Ethics, legal and compliance

Corporate Responsibility Committee ("CRC")
- Reputation
  - ESG Report and initiatives
  - Culture
  - Diversity, equity and inclusion *(shared with MDC)*
- Responsible investments
  - ESG and assets / businesses *(shared with Risk)*
  - Social impact investments
- Environmental and sustainability
- Regulatory and policy risks *(shared with Risk)*
- Corporate philanthropy

Management Development & Compensation Committee
- Integration of ESG / human capital goals into compensation planning
- Human capital management reputation *(shared with CRC)*
- Diversity, equity and inclusion *(shared with CRC)*
- Culture *(shared with CRC)*

Nominating / Corporate Governance Committee
- Governance
- Board education on ESG
- Board diversity and composition *(shared with CRC)*
- Conflicts of interest
- ESG disclosure in the proxy statement

Risk Committee
- ESG and assets / businesses, including responsible investments and climate *(shared with CRC)*
- Regulatory and policy risks *(shared with CRC)*
- Operational risk
- Cybersecurity *(shared with Audit)*

Table of Contents

CORPORATE GOVERNANCE AT ANNALY

Director Independence & Oversight[1]	• Separate CEO and Independent Chair of the Board • 80% of Continuing Directors are Independent • Regular executive sessions of Independent Directors • Key Board Committees (Audit, Management Development and Compensation and Nominating/Corporate Governance) are comprised entirely of Independent Directors • Board oversees a succession plan for the CEO and other senior executives

Board Refreshment & Diversity[1]	• Board refreshment policy triggered upon earlier of 15 years of service or 73rd birthday
	  – 60% of Continuing Directors have tenure of less than 5 years
	• Board is committed to seeking out highly qualified candidates of diverse gender and race/ethnicity, as well as taking into account other factors that promote principles of diversity
	  – 30% of Continuing Directors are women
	  – 40% of Continuing Directors are racially/ethnically diverse
	  – 100% of Committee leadership positions are held by women or racially/ethnically diverse Directors

Director Qualifications & Evaluation	• Annual Board, Committee and individual Director self-evaluations with periodic use of an external facilitator • Comprehensive Board succession planning process • Robust over-boarding policy limits the number of outside public company boards, other than Annaly, on which Directors can serve to three other boards for non-CEOs and one other board for sitting CEOs • Multiple Audit Committee financial experts
Stockholder Rights & Engagement	• All Directors are elected annually • Majority vote standard for uncontested elections • Annual stockholder advisory vote on executive compensation • Majority voting to approve amendments to the Company's charter and bylaws • Stockholders representing at least 25% of votes entitled to be cast on a matter may request a special meeting of the Company • Virtual meeting format enables participation from global stockholder base • Stockholders can submit questions for the Annual Meeting through an interactive pre-meeting forum and during the Annual Meeting
Corporate Responsibility & ESG	• Board created Corporate Responsibility ("CR") Committee in 2017 • Annually publish ESG Reports, which include new ESG goals and commitments and disclose progress against prior ESG goals and commitments • Corporate Governance Guidelines and Board Committee charters reflect integrated ESG oversight across the Board and its Committees • Sponsor seven employee-led networks • Disclose workforce diversity statistics, including EEO-1 Reports • Included in the 2023 Bloomberg Gender-Equality Index for the sixth consecutive year

Note: For footnoted information, please refer to "Corporate Governance at Annaly" in Endnotes section.

PROPOSAL 1
Election of Directors

At the Annual Meeting, stockholders will vote to elect ten nominees to serve as Directors, whose terms will expire at the annual meeting of stockholders in 2024 (the "2024 Annual Meeting") and when their respective successors are duly elected and qualify. The table below provides summary information about each of the Directors other than Wellington J. Denahan, who is retiring from the Board at the conclusion of her current term, which coincides with the election of Directors at the Annual Meeting. The Board wishes to express its gratitude to Ms. Denahan for her invaluable contributions to Annaly since she co-founded the Company more than 25 years ago.

 The Board has nominated and unanimously recommends a vote **FOR** each of Francine J. Bovich, David L. Finkelstein, Thomas Hamilton, Kathy Hopinkah Hannan, Michael Haylon, Martin Laguerre, Eric A. Reeves, John H. Schaefer, Glenn A. Votek and Vicki Williams as Directors, with each to hold office until the 2024 Annual Meeting, and until their respective successors are duly elected and qualify. Unless you specify a contrary choice, the persons named in the enclosed proxy will vote **FOR** each of these nominees. In the event that these nominees should become unavailable for election due to any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to vote for a substitute.

Name	Age	Principal Occupation	Independent	Committees
Francine J. Bovich	71	Former Managing Director Morgan Stanley Investment Management	Yes	NCG (Chair) CR
David L. Finkelstein	50	Chief Executive Officer and Chief Investment Officer Annaly Capital Management, Inc.	No	
Thomas Hamilton	55	Former Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities Barclays Capital	Yes	Audit MDC Risk
Kathy Hopinkah Hannan	61	Former National Managing Partner, Global Lead Partner KPMG LLP	Yes	Audit (Chair) MDC NCG
Michael Haylon*	65	Managing Director and Head of Conning North America Conning, Inc.	Yes	Audit NCG Risk
Martin Laguerre	49	Senior Advisor Warburg Pincus	Yes	Audit CR
Eric A. Reeves	50	Managing Director, Head of Private Capital Investments Duchossois Capital Management	Yes	CR (Chair) NCG Risk
John H. Schaefer	71	Former President and Chief Operating Officer Morgan Stanley Global Wealth Management	Yes	Audit MDC Risk
Glenn A. Votek	64	Former Chief Financial Officer Annaly Capital Management, Inc.	No	CR Risk
Vicki Williams	50	Chief Human Resources Officer NBCUniversal	Yes	MDC (Chair) Audit

"CR" refers to the Corporate Responsibility Committee, "MDC" refers to the Management Development and Compensation Committee and "NCG" refers to the Nominating/Corporate Governance Committee.

*   Independent Chair of the Board.

Director Nominees

Francine J. Bovich



Ms. Bovich has over 30 years of investment management experience, most recently serving as a Managing Director of Morgan Stanley Investment Management from 1993 to 2010. Since 2011, Ms. Bovich has been a trustee of The Bradley Trusts. Ms. Bovich has also served as a board member of The BNY Mellon Family of Funds since 2011, including currently serving as a board member of a number of registered investment companies within the fund complex. These funds represent a broad scope of investment strategies including equities, taxable fixed income, municipal bonds and cash management. From 1991 through 2005, Ms. Bovich served as the U.S. Representative to the United Nations Investment Committee, which advised a global portfolio of approximately $30 billion. Ms. Bovich is a member of the Economic Club of New York and an emeritus trustee of Connecticut College and a member of the Investment Committee for its endowment. Ms. Bovich received a B.A. in Economics from Connecticut College and a M.B.A. in Finance from New York University Stern School of Business.

Director since
2014

Committees
NCG (Chair), CR

Director Qualification Highlights

The Board believes that Ms. Bovich's qualifications include her significant investment management experience and her experience serving as a trustee and board member.

David L. Finkelstein



Mr. Finkelstein has served as Chief Executive Officer of the Company since March 2020 and Chief Investment Officer of the Company since November 2022. Mr. Finkelstein previously served as the Company's Chief Investment Officer from November 2016 until December 2021 and as the Company's President from March 2020 until December 2022. Previously, Mr. Finkelstein served as the Company's Chief Investment Officer, Agency and RMBS beginning in February 2015 and as the Company's Head of Agency Trading beginning in August 2013. Prior to joining the Company in 2013, Mr. Finkelstein served for four years as an Officer in the Markets Group of the Federal Reserve Bank of New York where he was the primary strategist and policy advisor for the MBS purchase program. Mr. Finkelstein has over 25 years of experience in fixed income investment. Prior to the Federal Reserve Bank of New York, Mr. Finkelstein held Agency MBS trading positions at Salomon Smith Barney, Citigroup Inc. and Barclays PLC. Mr. Finkelstein is a member of the Treasury Markets Practice Group sponsored by the Federal Reserve Bank of New York, as well as a member of the Financial Sector Advisory Council of the Federal Reserve Bank of Dallas. Mr. Finkelstein received his B.A. in Business Administration from the University of Washington and his M.B.A. from the University of Chicago, Booth School of Business. Mr. Finkelstein also holds the Chartered Financial Analyst® designation.

Director since
2020

Chief Executive Officer & Chief Investment Officer

Director Qualification Highlights

The Board believes that Mr. Finkelstein's qualifications include his deep expertise in fixed income investments, his experience serving as the Company's Chief Executive Officer and Chief Investment Officer and his extensive markets and policy experience.

Thomas Hamilton



Mr. Hamilton has served as an Owner and Director of Construction Forms, Inc. ("Con Forms"), an industrial manufacturing company, since 2013. From 2013 until September 2020, Mr. Hamilton also served as Con Forms' President and Chief Executive Officer. Prior to his roles at Con Forms, Mr. Hamilton spent 24 years in a number of leadership positions in the financial industry. Most recently, Mr. Hamilton served as a Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities at Barclays Capital ("Barclays") in New York. Mr. Hamilton's prior roles at Barclays include serving as the Global Head of Securitized Product Trading and Banking, in which capacity he was responsible for the build out of the Barclays's Global Securitized Product businesses, and as the Head of Municipal Trading and Investment Banking. Prior to Barclays, Mr. Hamilton held various Managing Director roles at Citigroup Inc. and Salomon Brothers, Inc., where he began his career. Mr. Hamilton has served as a Director of Larimar Therapeutics, Inc. (NASDAQ: LRMR), a clinical-stage biotechnology company focused on developing treatments for rare complex diseases, since May 2020 when Chondrial Therapeutics, Inc. merged with Zafgen, Inc. and the combined company began operating as Larimar. Prior to the merger, Mr. Hamilton had served as Chairman of the Board of Chondrial Therapeutics, Inc., a biotechnology company he started to cure a rare neurodegenerative disease called Friedreich's Ataxia, since 2013. He is also a Director of the Friedreich's Ataxia Research Alliance, along with Co-Founder of his own charitable scientific effort, the CureFA Foundation. Mr. Hamilton received a B.S. in Finance from the University of Dayton.

Director since
2019

Committees
Audit, MDC, Risk

Director Qualification Highlights

The Board believes that Mr. Hamilton's qualifications include his expertise in fixed income, mortgage-related assets, strategies and markets and significant leadership experience.

Kathy Hopinkah Hannan, PhD, CPA



Dr. Hannan is a former Global Lead Partner, National Managing Partner and Vice Chairman of KPMG LLP ("KPMG"), the U.S. member firm of the global audit, tax and advisory services firm KPMG International Limited. Dr. Hannan has over 30 years of industry experience and held numerous leadership roles during her distinguished career with KPMG. From 2015 until her 2018 retirement, Dr. Hannan served as Global Lead Partner, a Senior Advisor for KPMG's Board Leadership Center and National Leader Total Impact Strategy and, from 2009 to 2015, as KPMG's National Managing Partner of Diversity and Corporate Responsibility. Dr. Hannan previously served as the Midwest Area Managing Partner for KPMG's Tax Services from 2004 to 2009. While at KPMG, Dr. Hannan also founded the KPMG Women's Advisory Board. In addition to her roles at KPMG, as a Native American Indian and member of the Ho-Chunk Nation Tribe, Dr. Hannan served on President George W. Bush's National Advisory Council on Indian Education. Currently, Dr. Hannan serves on the boards of directors of Otis Elevator Co. (NYSE: OTIS), Ginkgo Bioworks (NYSE: DNA) and Carpenter Technology Corporation (NYSE: CRS), is Chairman of the Board of Trustees and a member of the Executive Committee of the Smithsonian National Museum of the American Indian, is a Trustee of the Committee for Economic Development in Washington D.C. and is an active member of Women Corporate Directors. From 2014 to 2020, Dr. Hannan served as Chairman of the Board & National President for Girl Scouts of the USA. Dr. Hannan received a Ph.D. in Leadership Studies from Benedictine University and a B.A. from Loras College. She is also a graduate of the Chicago Management Institute at the University of Chicago, Booth School of Business and the Institute of Comparative Political & Economic Systems at Georgetown University. In addition, Dr. Hannan has completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and the NACD Master Class: Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight. Dr. Hannan has also earned the NACD Directorship Certification.

Director since
2019

Committees
Audit (Chair),
MDC, NCG

Director Qualification Highlights

The Board believes that Dr. Hannan's qualifications include her expertise in financial, tax and accounting matters as well as her significant experience in enterprise sustainability, corporate governance and organizational effectiveness.

Michael Haylon



Mr. Haylon has served as Managing Director and Head of Conning North America at Conning, Inc., a global provider of investment management solutions, services and research to the insurance industry, since June 2018. Mr. Haylon has served as a Managing Director at Conning, Inc. since January 2012 and previously served as Head of Asset Management Sales, Products and Marketing from December 2014 until June 2018 and as Head of Investment Products from January 2012 until December 2014. From September 2010 to December 2011, Mr. Haylon served as Head of Investment Product Management at General Re – New England Asset Management. He was Chief Financial Officer of the Phoenix Companies, Inc. from 2004 until 2007 and Executive Vice President and Chief Investment Officer of the Phoenix Companies in 2002 and 2003. From 1995 until 2002, he held the position of Executive Vice President of Phoenix Investment Partners, Ltd. (now Virtus Investment Partners, Inc.) and President of Phoenix Investment Counsel, where he was responsible for the management and oversight of $25 billion in closed-end and open-end mutual funds, corporate pension funds and insurance company portfolios. Mr. Haylon has previously served on the boards of Aberdeen Asset Management and Phoenix Investment Partners. Mr. Haylon received a B.A. from Bowdoin College and a M.B.A. from the University of Connecticut.

Director since
2008

Committees
Audit, NCG, Risk

Independent Chair of the Board

Director Qualification Highlights

The Board believes that Mr. Haylon's qualifications include his significant leadership and management experience from his years of management and oversight of large financial asset portfolios, his prior board experience with other companies and his expertise in financial matters.

Martin Laguerre



Mr. Laguerre has served as a senior advisor to capital solutions, financial services and business services at Warburg Pincus since 2023. From 2019 to 2022, Mr. Laguerre was Executive Vice President and Global Head of Private Equity and Managing Director of Capital Solutions at Caisse de dépôt et placement du Québec ("CDPQ"), a Canadian pension fund. From 2016 to 2019, Mr. Laguerre was a Senior Principal at CPP Investment Board (formerly CPPIB), a Canadian pension fund. From 2010 to 2016, Mr. Laguerre was Managing Director at General Electric Power & Water, where he was involved in the firm's mergers and acquisitions and integration strategy for renewable energy. Prior to joining General Electric, Mr. Laguerre held various corporate roles at IPG Photonics Corporation, a U.S. manufacturer of fiber lasers, and at DLJ, Credit Suisse and Lehman Brothers Investment Banking in New York. Mr. Laguerre currently serves on the board of directors of BGC Partners (NASDAQ: BGCP). Representing CDPQ, Mr. Laguerre previously served as a board member of Sagen MI Canada, a Canadian mortgage insurance provider. Representing CPP Investment Board, Mr. Laguerre previously served as a board member of Cordelio Power Inc., a North American renewable energy operating company, Auren Energia SA (formerly Votorantim Energia), a Brazilian renewable energy holding company, and a joint venture in select North American onshore renewable power assets of Enbridge Inc. Mr. Laguerre has been a CFA Charterholder from the CFA Institute since 2000. Mr. Laguerre holds a Bachelor of Commerce from McGill University and a M.B.A. from the University of Chicago's Booth School of Business. He is a Desautels' Global Expert at McGill University's Desautels Faculty of Management.

Director since
2023

Committees
Audit, CR

Director Qualification Highlights

The Board believes that Mr. Laguerre's qualifications include his expertise in private equity, fixed income and investment banking, his prior board experience with other companies and his expertise in financial matters.

Eric A. Reeves



Mr. Reeves has served as Managing Director, Head of Private Capital Investments at Duchossois Capital Management ("DCM"), a private investment firm, since 2017. Mr. Reeves has also served as General Counsel & Secretary of The Duchossois Group, a family-owned holding company comprised of diversified operating companies and DCM, since 2007 and its Chief Administrative Officer since 2017. Mr. Reeves was formerly a law partner of McDermott, Will & Emery and a corporate attorney at Jones Day. Mr. Reeves serves on the boards of several DCM portfolio companies and funds as well as on the Advisory Board of Ozinga Bros. His civic and philanthropic commitments include trusteeships at Rush University Medical Center and the National Philanthropic Trust. Mr. Reeves is a member of the Henry Crown Fellows at the Aspen Institute and was honored as a Chicago United Business Leader of Color. Mr. Reeves received his B.A. from the University of Michigan and J.D. from the Ohio State University.

Director since
2021

Committees
CR (Chair), NCG, Risk

Director Qualification Highlights

The Board believes that Mr. Reeves' qualifications include his expertise in sourcing, executing and managing private capital investments, his years of legal experience from serving as a general counsel and a law firm partner and his private company board experience.

John H. Schaefer



Mr. Schaefer has over 40 years of financial services experience including serving as a member of the management committee of Morgan Stanley from 1998 through 2005. He was President and Chief Operating Officer of the Global Wealth Management division of Morgan Stanley from 2000 to 2005. Mr. Schaefer was Executive Vice President and Chief Strategic and Administrative Officer of Morgan Stanley from 1998 to 2000. From 1997 to 1998, he was Managing Director and Head of Strategic Planning and Capital Management at Morgan Stanley. Prior to the 1997 merger of Dean Witter, Discover and Morgan Stanley, Mr. Schaefer was Executive Vice President, Investment Banking and Head of Corporate Finance at Dean Witter, a position he had held since 1991. He began his investment banking career at E.F. Hutton & Company in 1976. Mr. Schaefer served as a board member and chair of the audit committee of USI Holdings Corporation from 2008 through 2012. He received a B.B.A. in Accounting from the University of Notre Dame and a M.B.A. from the Harvard Graduate School of Business.

Director since
2013

Committees
Audit, MDC, Risk

Director Qualification Highlights

The Board believes that Mr. Schaefer's qualifications include his broad financial services management experience, including management of strategic planning, capital management, human resources, internal audit and corporate communications, as well as his board and audit committee experience.

Glenn A. Votek



Glenn A. Votek served as Senior Advisor to the Company from March 2020 to August 2020 after serving as Interim Chief Executive Officer and President of the Company from November 2019 to March 2020. Previously, he was Chief Financial Officer of the Company from August 2013 to December 2019. Mr. Votek has over 30 years of experience in financial services. Prior to joining the Company in 2013, Mr. Votek was an Executive Vice President and Treasurer at CIT Group since 1999 and also President of Consumer Finance since 2012. Prior to that, he worked at AT&T and its finance subsidiary from 1986 to 1999 in various financial management roles. Mr. Votek currently serves on the Rutgers Business School Alumni Board for Learning Experiences. Mr. Votek holds a B.S. in Finance and Economics from Kean University/University of Arizona, a M.B.A in Finance from Rutgers University and attended the Executive Education Program of the Colgate W. Darden Graduate School of Business Administration at the University of Virginia. In addition, Mr. Votek has completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight. Mr. Votek has also earned the Diligent Institute Climate Leadership Certification, which focuses on oversight of climate risk and related business strategies, and the NACD Directorship Certification.

Director since
2019

Committees
CR, Risk

Director Qualification Highlights

The Board believes that Mr. Votek's qualifications include his extensive knowledge of the Company's operations and assets through his prior roles as the Company's former Interim Chief Executive Officer and President and former Chief Financial Officer, his significant leadership experience and his financial and accounting expertise.

Vicki Williams



Ms. Williams has over 20 years of compensation and governance experience. Ms. Williams has served as Chief Human Resources Officer for NBCUniversal, a multinational media conglomerate, since July 2018, where she is responsible for the company's global human resources function, including compensation, benefits, development and learning, talent acquisition, executive search, HR systems and the HR service center. Ms. Williams previously served as Senior Vice President, Compensation, Benefits and HRIS at NBCUniversal beginning in 2011. Prior to joining NBCUniversal, Ms. Williams was a Partner with Pay Governance LLC and a Principal with Towers Perrin (now Willis Towers Watson). Ms. Williams received a B.S. in Education with a concentration in mathematics education and a M.B.A. with a concentration in finance and quantitative statistics, each with honors, from the University of Georgia.

Director since
2018

Committees
MDC (Chair), Audit

Director Qualification Highlights

The Board believes that Ms. Williams' qualifications include her broad human resources, executive compensation and governance experience, including serving as Chief Human Resources Officer at a multinational company and as an external compensation consultant.

Recent Corporate Governance & Corporate Responsibility Highlights

We are committed to continually enhancing our corporate governance and corporate responsibility practices

2019

- Increased commitment to social impact investing joint venture
- Separated the roles of CEO and Chair of the Board and appointed an Independent Chair of the Board
- Added two new Independent Directors
- Launched Women's Interactive Network Mentoring Circles to foster community and connect smaller cohorts of women with senior leaders
- Added extensive disclosure on our Corporate Responsibility and ESG efforts to our website

2020

- Completed internalization to enable stronger alignment of incentives between stockholders and executives and increase transparency and disclosure
- Published inaugural Corporate Responsibility Report
- Formed an Inclusion Support Committee of Executive Sponsors
- Amended our Corporate Governance Guidelines to formalize the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity
- Refined Director "over-boarding" policy to reduce the number of outside boards on which Directors can serve

2021

- Amended our governance documents to reflect integrated ESG oversight across the Board and its Committees
- Added new Independent Director
- Became a signatory of the CEO Action for Diversity and Inclusion
- Published second annual Corporate Responsibility Report
- Disclosed workforce diversity statistics, including EEO-1 Reports
- Finalist for the 2021 NACD Diversity, Equity and Inclusion awards
- Expanded to seven employee-led networks
- Disclosed racial/ethnic diversity of our Directors in our Board skills and experiences matrix for the first time

2022

- Proactively amended our bylaws to lower the threshold for stockholders to call special meetings to 25% of shares outstanding
- Published third annual Corporate Responsibility Report, including climate-related disclosures taking into consideration the recommendations of the TCFD
- Included in the FTSE4Good Index for the fourth consecutive year
- Added minimum performance threshold to annual incentive program and increased relative performance metrics to target above median (55%+) performance
- Enhanced our parental leave policy, providing extended leave for child and family care as well as access to expanded fertility benefits
- MSCI ESG rating upgraded to A

2023

- Recognized in the 2022 Bloomberg Gender-Equality Index for the sixth consecutive year
- Added new Independent Director
- Awarded a 2022 Bronze SHARP Award from Freddie Mac for the superior servicing portfolio performance of our mortgage servicer

Governing Documents

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct"), which sets forth the basic principles and guidelines for resolving various legal and ethical questions that may arise in the workplace and in the conduct of business. This Code of Conduct is applicable to the Company's Directors, executive officers and employees, and is also a "code of ethics" as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Conduct on our website.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that, in conjunction with our charter, our bylaws and the charters of the Board Committees, provide the framework for governance of the Company.

Other Governance Policies

Our Directors, executive officers and employees are also subject to our other governance policies, including a Foreign Corrupt Practices Act and Anti-Bribery Compliance Policy, an Insider Trading Policy and a Regulation FD Policy.

Where You Can Find the Code of Conduct, Corporate Governance Guidelines and Committee Charters

The Code of Conduct, Corporate Governance Guidelines, Audit Committee Charter, CR Committee Charter, MDC Committee Charter, NCG Committee Charter and Risk Committee Charter are available on our website (www.annaly.com). We will provide copies of these documents free of charge to any stockholder who sends a written request to Investor Relations, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036.

BOARD COMMITTEES

The Board has five standing Committees: the Audit Committee, the CR Committee, the MDC Committee, the NCG Committee and the Risk Committee.

The table below shows the membership as of the date of this Proxy Statement of each Board Committee and number of Committee meetings held in 2022.

Director	Audit Committee	CR Committee	MDC Committee	NCG Committee	Risk Committee
Francine J. Bovich		▪		●	
David L. Finkelstein					
Wellington J. Denahan		▪			●
Thomas Hamilton	▪		▪		▪
Kathy Hopinkah Hannan	● *E*		▪	▪	
Michael Haylon*	▪ *E*			▪	▪
Martin Laguerre	▪ *E*	▪			
Eric A. Reeves		●		▪	▪
John H. Schaefer	▪		▪		▪
Glenn A. Votek(1)		▪			▪
Vicki Williams	▪		●		
% of Independent Members:	100%	60%	100%	100%	67%
2022 Meetings:	6	5	8	5	5

▪ Member   ● Chair   *E* Audit Committee Financial Expert   * Independent Chair of the Board

Note: For footnoted information, please refer to "Board Committees" in Endnotes section.

Committee Membership Determinations

The Board annually reviews the membership and chair of each Board Committee as part of its broader Board and Committee refreshment and succession planning. This review, which is led by the NCG Committee, takes into account, among other factors, the needs of the Committees, the experience, availability and projected tenure of Directors and the desire to balance Committee continuity with fresh insights. For additional detail, see the "**Board Effectiveness, Self-Evaluations and Refreshment**" section of this Proxy Statement.

Audit Committee

Committee Members:	Key Responsibilities
Kathy Hopinkah Hannan (Chair) Thomas Hamilton Michael Haylon Martin Laguerre John H. Schaefer Vicki Williams **Number of Meetings in 2022:** 6	▪ Appoints the independent registered public accounting firm and reviews its qualifications, performance and independence ▪ Reviews the plan and results of the auditing engagement with the Chief Financial Officer and the independent registered public accounting firm ▪ Oversees internal audit activities ▪ Oversees the quality and integrity of financial statements and financial reporting process ▪ Oversees the adequacy and effectiveness of internal control over financial reporting ▪ Reviews and pre-approves the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm ▪ Prepares the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC") to be included in the proxy statement ▪ Together with the Risk Committee, jointly oversees practices and policies related to cybersecurity and receives regular reports from management throughout the year on cybersecurity and related risks

Each member of the Audit Committee is financially literate and independent of the Company and management under the applicable rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing standards of the NYSE. The Board has designated Dr. Hannan and Messrs. Haylon and Laguerre as "audit committee financial experts" under applicable SEC rules.

For more information on the Audit Committee's responsibilities and activities, see the "**Board Oversight of Risk**" and "**Report of the Audit Committee**" sections of this Proxy Statement.

CR Committee

Committee Members:	Key Responsibilities
Eric Reeves (Chair) Francine J. Bovich Wellington J. Denahan Martin Laguerre Glenn A. Votek **Number of Meetings in 2022:** 5	▪ Assists the Board in its oversight of the Company's items of corporate responsibility that reflect the Company's values and character, including: – corporate philanthropy – responsible investments, including social impact investments – environmental and sustainability – public policy – reputation

For more information on the CR Committee's responsibilities, see the "**Board Oversight of Risk**" and "**Environmental, Social & Governance**" sections of this Proxy Statement.

MDC Committee

Committee Members:	Key Responsibilities
Vicki Williams (Chair) Thomas Hamilton Kathy Hopinkah Hannan John H. Schaefer **Number of Meetings in 2022: 8**	▪ Assists the Board in overseeing the Company's executive compensation policies and practices ▪ Reviews and recommends to the Independent Directors for approval the compensation of the CEO ▪ Reviews and approves the compensation of the named executive officers ("NEOs"), other than the CEO ▪ Reviews, approves and recommends to the Board the adoption of equity-based compensation or incentive compensation plans ▪ Assists the Board in its oversight of the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management, including recruiting, retention, career development, management succession, corporate culture, diversity and employment ▪ Reviews the form and amount of Director compensation ▪ Prepares the report of the Compensation Committee required by the rules of the SEC to be included in the proxy statement

Each member of the MDC Committee is independent of the Company and management under the listing standards of the NYSE and qualifies as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

For more information on the MDC Committee's responsibilities and activities, see the "**Compensation of Directors,**" "**Compensation Discussion and Analysis,**" and "**Report of the Compensation Committee**" sections of this Proxy Statement.

NCG Committee

Committee Members:	Key Responsibilities
Francine J. Bovich (Chair) Kathy Hopinkah Hannan Michael Haylon Eric A. Reeves **Number of Meetings in 2022: 5**	▪ Develops and recommends criteria for considering potential Board candidates ▪ Identifies and screens individuals qualified to become Board members and recommends to the Board candidates for nomination for election or re-election to the Board and to fill Board vacancies ▪ Develops and recommends to the Board a set of corporate governance guidelines and recommends modifications as appropriate ▪ Provides oversight of the evaluation of the Board ▪ Considers other corporate governance matters, such as Director tenure and retirement policies and potential conflicts of interest of Board members and senior management, and recommends changes as appropriate ▪ Considers continuing education alternatives for Directors and provides oversight of management's responsibility for providing the Board with educational sessions on matters relevant to the Company and its business

Each member of the NCG Committee is independent of the Company and management under the applicable listing standards of the NYSE.

For more information on the NCG Committee's responsibilities and activities, see the "**Director Criteria and Qualifications,**" "**Consideration of Board Diversity,**" "**Board Effectiveness, Self-Evaluations and Refreshment,**" "**Director Nomination Process**" and "**Stockholder Recommendation of Director Candidates**" sections of this Proxy Statement.

Risk Committee

Committee Members:	Key Responsibilities

Wellington J. Denahan (Chair)
Thomas Hamilton
Michael Haylon
Eric A. Reeves
John H. Schaefer
Glenn A. Votek
 	
Number of Meetings in 2022: 5
	▪ Assists the Board in its oversight of the Company's:
	   – risk governance structure
	   – risk management and risk assessment guidelines and policies regarding capital, liquidity and funding risk, investment/market risk, credit risk, counterparty risk, operational risk, compliance, regulatory and legal risk and such other risks as necessary to fulfill the Committee's duties and responsibilities
	   – risk appetite, including risk appetite levels and capital adequacy and limits
	▪ Together with the Audit Committee, jointly oversees practices and policies related to cybersecurity and receives regular reports from management throughout the year on cybersecurity and related risks

For more information on the Risk Committee's responsibilities and activities, see the "**Board Oversight of Risk**" section of this Proxy Statement.

BOARD STRUCTURE AND PROCESSES

Over the last few years, the Board has focused on enhancing its structure, composition and effectiveness. Recent enhancements, including separating the roles of the Chair of the Board and CEO, have been informed by the Board's annual self-evaluation and succession planning processes, its review of evolving best practices and feedback from the Company's stockholder engagement process.

Board Leadership Structure

Starting in 2019, the Board has separated the roles of CEO and Chair of the Board. While the Board believes that whether to have the same person occupy the offices of CEO and Chair of the Board should be decided by the Board from time to time in its business judgment, the Board has determined that having strong independent Board leadership in the form of an Independent Chair is in the best interests of the Company at this time. In addition to the Chair, the Board may elect a Vice Chair from among its members to assist the Chair. Currently, Mr. Haylon serves as Independent Chair of the Board and Ms. Denahan serves as Vice Chair.

The separation of the CEO and Chair roles allows the CEO to focus on our overall business and strategy, while allowing the Chair to focus their attention on governance of the Board and oversight of management. The Vice Chair supports the Chair in carrying out certain of their responsibilities. The Board believes that its independent oversight function is further enhanced by its policy to hold regular executive sessions of the Independent Directors without management present and the fact that a majority of our Directors (and every member of the Audit Committee, MDC Committee and NCG Committee) is independent.

The Independent Chair of the Board

- Presides at meetings and executive sessions of the Board
- Serves as a liaison between the CEO and the Independent Directors
- Presides over Annual Meetings of Stockholders
- Together with the Board and Vice Chair, serves as an advisor to the CEO
- Participates, together with the MDC Committee, in the performance evaluation of the CEO
- Provides input into the selection of Committee chairs
- Approves Board meeting agendas and schedules
- Advises the CEO on the Board's informational needs
- Has authority to call and chair meetings and executive sessions of the Board
- Authorizes the retention of advisors and consultants who report to the Board
- Together with the NCG Committee Chair, leads the Board's annual performance evaluation
- If requested by stockholders, ensures that they are available when appropriate for consultation and direct communication with major stockholders

Independence of Directors

NYSE rules and our Corporate Governance Guidelines require that at least a majority of Board members are Independent Directors. The Board has adopted the definition of "independent director" set forth in Section 303A of the NYSE rules and has affirmatively determined that each Director (other than Ms. Denahan and Messrs. Finkelstein and Votek) has no material relationships with the Company other than as a Director (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and is therefore independent under all applicable criteria for independence in accordance with the standards set forth in the NYSE rules and our Corporate Governance Guidelines.

Executive Sessions of Independent Directors

Our Corporate Governance Guidelines require that the Board have regularly scheduled executive sessions of Independent Directors each year. These executive sessions, which are designed to promote unfettered discussions among the Independent Directors, are presided over by the Independent Chair of the Board. During 2022, the Independent Directors, without the participation of Board members who are members of management, held ten executive sessions.

Board Oversight of Risk

FULL BOARD

Risk management begins with the Board, through review and oversight of the Company's risk management framework, and continues with executive management, through ongoing formulation of risk management practices and related execution. The Board exercises its oversight of risk primarily through its Risk Committee and Audit Committee with support from the other Board Committees. At least annually, the full Board reviews with management the Company's risk management program, which identifies and quantifies a broad spectrum of enterprise-wide risks, including cyber and technology-related risks, and related action plans

Audit Committee	Risk Committee
Assists the Board in its oversight of the quality and integrity of the Company's accounting, internal controls and financial reporting practices, including appointing the independent auditor and reviewing its qualifications, performance and independence, and ensuring compliance with legal and regulatory requirements	Assists the Board in its oversight of the Company's risk governance structure, risk management and risk assessment guidelines and policies, and risk appetite, including risk appetite levels and capital adequacy and limits

MDC Committee	CR Committee	NCG Committee
Assists the Board in its oversight of risk related to the Company's compensation policies and practices and human capital management matters, including succession planning	Assists the Board in its oversight of any matters that may present reputational or ESG risk to the Company	Assists the Board in its oversight of the Company's corporate governance framework, selection of Director candidates and the annual self-evaluation of the Board

MANAGEMENT

Responsible for day-to-day risk assessment and risk management. A series of management committees have decision-making responsibilities for risk assessment and risk management activities, including the Operating Committee, Enterprise Risk Committee, the Asset/Liability Committee and the Financial Reporting and Disclosure Committee

The Board has overall responsibility for technology-related oversight and strategy, which includes regular updates on our overall technology strategy, potential technology disruption and emerging technology and innovation trends, along with review of the Company's approach to major technology spending and innovations. In addition, the Board receives updates from the Audit Committee and Risk Committee, which have joint oversight of cyber and technology-related risks. The Audit Committee has specific oversight of cyber and technology risks related to financial reporting and the Risk Committee has specific oversight of cyber and technology risks related to operations. The Committees receive joint and individual presentations from management and external experts on the foregoing topics and held two joint meetings in 2022. In 2021, Dr. Hannan and Mr. Votek completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight. In 2023, Dr. Hannan completed the NACD Master Class: Cyber-Risk Oversight Program.

The Board exercises its oversight of ESG risk primarily through the CR Committee with support from the other Board Committees, as more fully described in the "**Environmental, Social and Governance**" section of this Proxy Statement. In addition to the risk oversight processes outlined above, the Board annually reviews its risk assessment of the Company's compensation policies and practices applicable to the Company's annual cash incentive and equity incentive plans. For additional information on this review, please see the "**Risks Related to Compensation Policies and Practices**" section of this Proxy Statement.

CEO Performance Reviews and Management Succession Planning

The Independent Chair of the Board and the MDC Committee Chair jointly coordinate and lead the Board's annual performance evaluation of the CEO, which reflects input from all Non-Employee Directors. The Board, led by the MDC Committee, oversees and maintains a succession plan for the CEO and other senior executives. Executive succession and talent development are a regular agenda item for the Board and, at least once per year, the Board has a fulsome discussion of talent at each business and functional leadership level across the Company. In carrying out this function, the Board endeavors to ensure that the Company's management has the capabilities to cause the Company to operate in an efficient and business-like fashion in the event of a vacancy in senior management, whether anticipated or sudden.

Board Effectiveness, Self-Evaluations and Refreshment

Our comprehensive Board and Committee refreshment and succession planning process is designed to ensure that the Board and each Committee is comprised of highly qualified Directors, with the independence, diversity, skills and perspectives to provide strong and effective oversight. The Board, led by the NCG Committee, annually evaluates the composition of the Board and each Committee and rigorously evaluates individual Directors to ensure a continued match of their skill sets and tenure against the needs of the Company. In 2022, the NCG Committee initiated a Board search process to identify and vet potential Director candidates. Martin Laguerre was identified as a potential Director nominee by a member of management. He was considered as part of an extensive and careful search, which involved numerous other candidates proposed by Directors, members of management and advisors. As a result of this process, the Board elected Mr. Laguerre as a new Independent Director effective March 13, 2023.

The NCG Committee is also responsible for overseeing an annual self-evaluation process for the Board. The self-evaluation process seeks to identify specific areas, if any, that need improvement or strengthening in order to increase the effectiveness of the Board as a whole and its members and committees.

Annual Self-Evaluation Process


Review of Process
The NCG Committee Chair periodically reviews the self-evaluation process
Self-Evaluation Questionnaire or Interview
Directors provide feedback on the Board, each Committee and individual Directors through written questionnaires or interviews conducted by a third-party facilitator
Results Analyzed
Results of the self-evaluation are analyzed and aggregated by a third-party facilitator to maintain confidentiality
Deep Dive with NCG Chair
The third-party facilitator reviews the self-evaluation results with the NCG Committee Chair and discusses key themes and potential enhancements
Summary of Results
Summary of Board and Committee self-evaluation results presented to full Board
Ongoing Feedback
Directors are encouraged to provide ongoing feedback outside the self-evaluation process
Feedback Incorporated
Policies and practices enhanced as a result of the annual self-evaluation and ongoing feedback

Focus areas of the 2022 self-evaluation included Board and Committee leadership structure, dynamics, priorities, skills, processes and fulfillment of responsibilities. Based in part on the results of the 2022 self-evaluation process, the Board's practices evolved in a number of ways during 2022, including:

▪ Determination that 2023 Board and Committee self-evaluation will utilize an in-person format

▪ Increased focus on a formalized Board search process to identify and vet potential Director candidates

▪ Refreshed membership of certain Committees to enhance overall mix of perspectives

Director Criteria and Qualifications

The NCG Committee seeks to achieve a balance of knowledge, experience and capability on the Board and considers a wide range of factors when assessing potential Director nominees, including a candidate's background, skills, expertise, diversity, accessibility and availability to serve effectively on the Board. All candidates should (i) possess the highest personal and professional ethics, integrity and values, exercise good business judgment and be committed to representing the long-term interests of the Company and our stockholders and (ii) have an inquisitive and objective perspective, practical wisdom and mature judgment. It is expected that all Directors will have an understanding of our business and be willing to devote sufficient time and effort to carrying out their duties and responsibilities effectively.

Consideration of Board Diversity

We endeavor to have a board representing diverse backgrounds and a wide range of professional experiences. Our Corporate Governance Guidelines reflect the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity, as well as taking into account other factors that promote principles of diversity, including diversity of a candidate's perspective, background, nationality, age and other demographics. The NCG Committee instructs any search firm it engages to include candidates of diverse gender and race/ethnicity in every Director candidate pool presented to the NCG Committee.

> *The Corporate Governance Guidelines formalize the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity*

Director Nomination Process

The NCG Committee is responsible for identifying and screening nominees for Director and for recommending to the Board candidates for nomination for election or re-election to the Board and to fill Board vacancies. The NCG Committee also seeks to maintain an ongoing list of potential Board candidates. Nominees may be suggested by Directors, members of management, stockholders or professional search firms. In evaluating a Director nomination, the NCG Committee may review materials provided by the nominator, a professional search firm or any other party.

Stockholder Recommendation of Director Candidates

Stockholders who wish the NCG Committee to consider their recommendations for Director candidates should submit their recommendations in writing to Anthony C. Green, the Chief Corporate Officer, Chief Legal Officer and Secretary, at our principal executive offices. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the NCG Committee at a regularly scheduled or special meeting. If any materials are provided by a stockholder in connection with the recommendation of a Director candidate, such materials are forwarded to the NCG Committee. Properly submitted recommendations by stockholders will receive the same consideration by the NCG Committee as other suggested nominees. Stockholders wishing to nominate an individual for election as a Director, rather than recommend a nominee to the Board, must follow the procedures set forth in our bylaws and abide by the timeline set forth on **page 73** under the heading "Stockholder Proposals and Nominations".

Communications with the Board

Stockholders and other persons interested in communicating with an individual Director (including the Independent Chair of the Board), the Independent Directors as a group, any Committee of the Board or the Board as a whole, may do so by submitting such communication to:

Annaly Capital Management, Inc.
[Addressee]
1211 Avenue of the Americas
New York, NY 10036
Phone: 1-888-8 ANNALY
Facsimile: (212) 696-9809
Email: investor@annaly.com

The Legal Department reviews all communications to the Directors and forwards those communications related to the duties and responsibilities of the Board to the appropriate parties. Certain items such as business solicitation or advertisements, product-related inquiries, junk mail or mass mailings, resumes or other job-related inquiries, spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications will not be forwarded.

Director Attendance

During 2022, the Board held 11 meetings. All Directors attended at least 75% of the aggregate number of meetings of the full Board and the Committees on which they served, during the period in which they served, in 2022.

The Company encourages each member of the Board to attend the Annual Meeting. All of our then-Directors attended the 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting").

Board Commitment and Over-Boarding Policy

In response to revised policies and commentary from leading institutional investors and the considerable time commitment and responsibilities associated with Board and Committee service, in 2020 the Board refined its Director "over-boarding" policy to provide that:

- Directors should not serve on more than three other public company boards in addition to the Company's Board;
- Directors who also serve as CEOs or hold equivalent positions at other companies should not serve on more than one other public company board in addition to the Company's Board; and
- A member of the Audit Committee should not serve on the audit committee of more than two other public companies.

> *The Company's "over-boarding" policy limits the number of outside boards on which our Directors can serve*

Director Orientation and Continuing Education

The Board believes that Director orientation and continuing education is critical to each Director's ability to fulfill their responsibilities in a dynamic and constantly evolving business environment. New Directors participate in a robust onboarding process, which includes extensive training materials and personal briefings by senior management on the Company's strategic plans, financial statements and key policies and practices. In addition, we encourage Directors to participate in external continuing Director education programs, and we provide reimbursement for related expenses. Continuing Director education is also provided during Board meetings and as stand-alone information sessions outside of meetings. In line with our commitment to continuing Board education, the Board is a Full Board Member of the NACD, which gives Directors access to an extensive menu of Board education programs, along with research on governance trends and Board practices.

Certain Relationships and Related Party Transactions

Approval of Related Party Transactions

The Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/ or improper valuation (or the perception thereof). The Board has adopted a written policy on transactions with related persons in conformity with NYSE listing standards.

Under this policy, any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved in advance by the Audit Committee or any other standing or ad hoc committee of the Board composed solely of Independent Directors who are disinterested or by the disinterested and Independent members of the full Board.

In connection with the review and approval of a related person transaction, management must:

- disclose the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

- advise as to whether the related person transaction complies with the terms of agreements governing the Company's material outstanding indebtedness that limit or restrict the Company's ability to enter into a related person transaction;

- advise as to whether the related person transaction will be required to be disclosed in the Company's filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (together with the Securities Act, the "Acts"), and related rules and, to the extent such transaction is required to be disclosed, ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

- advise as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that a committee or disinterested Directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee Director or Director nominee, should consider whether such transaction would compromise the Director or Director nominee's status as an "independent" or "non-employee" Director, as applicable, under the rules and regulations of the SEC, the Acts, the NYSE and the Code of Conduct.

Compensation of Directors

We compensate the Non-Employee Directors. Any Director who is also an executive officer or employee does not receive compensation for serving on the Board. The MDC Committee is responsible for reviewing, and recommending to the Board, the form and amount of compensation paid to the Non-Employee Directors.

The annual compensation elements paid to the Non-Employee Directors for service on the Board and its standing committees for 2022 are set forth below:

Annual Compensation Element	Amount
Annual Cash Retainer	$100,000
Deferred Stock Unit ("DSU") Grant	$155,000 in DSUs
Independent Board Chair Retainer	$115,000
Vice Chair Retainer	$10,000
Committee Member Retainer	$10,000 – all Board committees
Committee Chair Retainer[1]	$25,000 – Audit Committee $20,000 – MDC Committee $15,000 – all other Board committees

1.   Committee Chairs receive Committee Chair Retainers in addition to, and not in lieu of, Committee Member Retainers.

Each DSU is equivalent in value to one share of our common stock. DSUs are granted on the date of the annual stockholder meeting and vest immediately. DSUs convert to shares of our common stock one year after the date of grant unless the Director elects to defer the settlement of the DSUs to a later date. DSUs do not have voting rights. DSUs pay dividend equivalents in either cash or additional DSUs at the election of the Director. Directors are also eligible to receive other stock-based awards under our 2020 Equity Incentive Plan, which includes certain limits on awards to Non-Employee Directors.

We reimburse the Directors for their reasonable out-of-pocket travel expenses incurred in connection with their attendance at full Board and Committee meetings.

Director Stock Ownership Guidelines

The stock ownership guidelines for Non-Employee Directors provides that each Non-Employee Director should strive to own an amount of our common stock equal to five times the annual cash retainer. Shares counting toward the guideline include shares that are owned outright, DSUs and any other shares held in deferral accounts. To facilitate achievement of the guideline, the Board has adopted and implemented a "retention ratio" that requires Non-Employee Directors to retain and hold 50% of the net profit shares from DSUs until the specified ownership level is achieved. As of the date of this Proxy Statement, all of the Non-Employee Directors had met or were on their way to meeting their stock ownership guideline.

> *The stock ownership guideline for Non-Employee Directors is five times the annual cash retainer*

Role of the Independent Compensation Consultant

During 2022, the MDC Committee retained an independent compensation consultant, Frederic W. Cook & Co. ("F. W. Cook"), to assist the MDC Committee in its review of the compensation provided to the Non-Employee Directors. F. W. Cook provides market research and analyses on Director compensation programs and proposals, including reviews of competitive market trends and design practices and relevant peer and market benchmarking. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards. The MDC Committee discussed all relevant factors and concluded that no conflict of interest exists that would prevent F. W. Cook from independently representing the MDC Committee.

Director Compensation

The table below summarizes the compensation paid by the Company to the Non-Employee Directors for the fiscal year ended December 31, 2022.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards[3] ($)	All Other Compensation ($)	Total ($)
Francine J. Bovich	135,000	155,000	—	290,000
Wellington J. Denahan	145,000	155,000	24,240[4]	324,240
Katie Beirne Fallon[5]	101,250	155,000	—	256,250
Thomas Hamilton	130,000	155,000	—	285,000
Kathy Hopinkah Hannan	155,000	155,000	—	310,000
Michael Haylon	240,000	155,000	—	395,000
Eric A. Reeves	135,000	155,000	—	290,000
John H. Schaefer	130,000	155,000	—	285,000
Glenn A. Votek	120,000	155,000	24,240[4]	299,240
Vicki Williams	140,000	155,000	—	295,000

1. Mr. Laguerre was elected to the Board effective March 13, 2023 and did not receive any compensation for the fiscal year ended December 31, 2022.
2. Fees earned or paid in cash may be prorated for partial year Board and/or Committee service.
3. The amounts in this column represent the aggregate grant date fair value of the DSU awards, computed in accordance with FASB ASC Topic 718 and based on the closing price of the Company's common stock on the date of grant. DSUs are vested at grant and accrue dividend equivalents as additional DSUs or cash at the election of the Director.
4. Represents the aggregate incremental cost to the Company for a Bloomberg terminal for the Director.
5. Ms. Fallon served on the Board through July 14, 2022.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the Company's executive officers:

Name	Age	Title
David L. Finkelstein	50	Chief Executive Officer and Chief Investment Officer
Serena Wolfe	43	Chief Financial Officer
Steven F. Campbell	51	President and Chief Operating Officer
Anthony C. Green	48	Chief Corporate Officer, Chief Legal Officer and Secretary

Biographical information on Mr. Finkelstein is provided above under the heading "**Election of Directors**." Certain biographical information for Ms. Wolfe and Messrs. Campbell and Green is set forth below.

Serena Wolfe has served as Chief Financial Officer of the Company since December 2019. Prior to joining the Company in 2019, Ms. Wolfe served as a Partner at Ernst & Young LLP ("EY") since 2011 and as its Central Region Real Estate Hospitality & Construction ("RHC") leader from 2017 to November 2019, managing the go-to-market efforts and client relationships across the sector. Ms. Wolfe was previously also EY's Global RHC Assurance Leader. Ms. Wolfe practiced with EY for over 20 years, including six years with EY Australia and 16 years with the U.S. practice. Ms. Wolfe currently serves on the boards of Berkshire Grey, Inc. and Doma Holdings, Inc. Ms. Wolfe graduated from the University of Queensland with a Bachelor of Commerce in Accounting. Ms. Wolfe is a Certified Public Accountant in the states of New York, California, Illinois and Pennsylvania.

Steven F. Campbell has served as President of the Company since December 2022 and Chief Operating Officer of the Company since June 2020. Prior to these positions, Mr. Campbell served in a number of other senior roles at the Company, including as Head of Business Operations from September 2019 to June 2020, Head of Credit Operations and Enterprise Risk from February 2018 to September 2019, Chief Operating Officer of Annaly Commercial Real Estate Group from December 2016 to February 2018 and Head of Credit Strategy from April 2015 to February 2018. Mr. Campbell has over 25 years of experience in financial services. Prior to joining the Company in 2015, Mr. Campbell held various roles over six years at Fortress Investment Group LLC, including serving as a Managing Director in the Credit Funds business. Prior to that, Mr. Campbell held positions at General Electric Capital Corporation and D.B. Zwirn & Co., L.P. with a focus on credit and debt restructuring. Mr. Campbell currently serves on the Advisory Board for the Fitzgerald Institute of Real Estate at the University of Notre Dame. Mr. Campbell received a B.B.A. from the University of Notre Dame and a M.B.A. from the University of Chicago, Booth School of Business.

Anthony C. Green has served as Chief Corporate Officer of the Company since January 2019 and as Chief Legal Officer and Secretary of the Company since March 2017. Mr. Green previously served as the Company's Deputy General Counsel from 2009 until February 2017. Prior to joining the Company, Mr. Green was a partner in the Corporate, Securities, Mergers & Acquisitions Group at the law firm K&L Gates LLP. Mr. Green has over 20 years of experience in corporate and securities law. Mr. Green holds a B.A. in Economics and Political Science from the University of Pennsylvania and a J.D. and LL.M. in International and Comparative Law from Cornell Law School.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the key features of our executive compensation program and the MDC Committee's approach in deciding compensation for our NEOs for their performance in 2022:

Name	Title
David L. Finkelstein	Chief Executive Officer Chief Investment Officer (since November 2022)
Serena Wolfe	Chief Financial Officer
Steven F. Campbell	President (since December 2022) Chief Operating Officer
Anthony C. Green	Chief Corporate Officer, Chief Legal Officer and Secretary
Ilker Ertas[1]	Former Chief Investment Officer (until November 2022)
Timothy P. Coffey[1]	Former Chief Credit Officer (until February 2022)

1. Messrs. Ertas and Coffey were involuntarily terminated by the Company without cause effective November 2022 and February 2022, respectively.

This discussion is divided into four topics: **(1) Executive Summary**, **(2) How Executive Compensation Decisions are Made**, **(3) Executive Compensation Design and Award Decisions for 2022** and **(4) Executive Compensation Policies**. This Compensation Discussion and Analysis primarily focuses on compensation decisions in respect of our current active NEOs. For a discussion of the compensation, including severance amounts, paid to our former Chief Investment Officer Mr. Ertas and former Chief Credit Officer Mr. Coffey, please refer to the section titled "Compensation Paid to Former Executive Officers" below.

Executive Summary

Introduction

2022 marked the second full year that the Company was internally-managed. For a number of years prior to July 2020, the Company had been externally-managed by Annaly Management Company LLC (the "Former Manager"). As an externally-managed REIT, the Company had paid the Former Manager a monthly cash management fee and the Former Manager (rather than the Company) had employed and compensated our management team (including the NEOs). During this time, the Compensation Committee of the Board had oversight of the management fees paid by the Company to the Former Manager, but the Compensation Committee (now known as the MDC Committee) did not have oversight, direction or guidance in respect of the compensation paid by the Former Manager to the NEOs.

Effective July 1, 2020, the Company transitioned from an externally-managed REIT to an internally-managed REIT (the "Internalization") and the MDC Committee assumed responsibility of our executive compensation program and broad oversight of our human capital management. As described further below, the MDC Committee is committed to institutionalizing a market competitive executive compensation program that incentivizes strong performance, drives alignment with stockholders and reflects best practices, market insights and robust governance. This commitment is reflected in the significant changes to the executive compensation program adopted upon the closing of the Internalization, as well as the additional compensation enhancements adopted by the MDC Committee since that time.

Executive Compensation Following the Internalization

Following peer benchmarking, stockholder outreach and a review of best practices, the MDC Committee introduced a number of changes to our executive compensation program in connection with the Internalization, including:

- Introduced equity incentives (including performance-based awards), which represented a significant shift from the Former Manager's all-cash compensation structure

- Introduced a quantitative corporate performance scorecard that included both financial and non-financial goals

- Adopted robust NEO stock ownership requirements and holding restrictions

- Adopted an enhanced clawback policy that includes triggers for accounting restatements and executive misconduct

Executive Compensation Enhancements for 2021

To further the alignment of our executive compensation program with the interests of our stockholders and support the Company's ownership culture, the MDC Committee made a number of enhancements to our executive compensation program for 2021, including:

- Reduced discretion and provided for a more formulaic approach to determining NEO annual incentive opportunities, with 75% based on corporate/organizational metrics and 25% based on individual metrics

  - Increased the proportion of objective financial metrics as a percentage of corporate/organizational metrics from 50% to 60%

- Introduced pre-established target amounts for all NEO annual incentive opportunities with payout capped at a maximum of 120% of target

- For the CEO, increased the relative weighting of equity as a percentage of total incentive compensation opportunity to greater than 50% (with a majority of the NEOs at 50% or greater for 2021 and all NEOs at 50% or greater for 2022)

- For all NEOs, increased the proportion of PSUs as a percentage of total equity compensation to 50%

Additional Executive Compensation Enhancements for 2022

In order to further strengthen our executive compensation program and in response to stockholder feedback, the MDC Committee adopted a number of additional compensation enhancements for 2022, including:

- Added a minimum performance threshold to the corporate performance scorecard used to determine 75% of executives' annual incentive opportunities

  - Below this threshold, no incentive payments ($0) will be made

- Increased relative performance metrics to target above median (55%+) performance rather than median performance for purposes of determining annual incentive opportunities and ultimate PSU payouts

Philosophy and Program Objectives

The MDC Committee's compensation philosophy seeks to align the interests of our employees with those of our stockholders and is driven by the following principles:

- *Pay for Performance:* A significant portion of executive officer compensation should vary with business performance;

- *Create Long-Term Stockholder Value:* Equity incentive awards should have multi-year vesting and performance periods;

- *Support Risk Management:* Compensation policies and practices should reflect the Company's risk management culture;

- *Attract, Retain and Incentivize Top Talent:* Compensation packages should be market-competitive to facilitate hiring, retaining and motivating high-performing executives; and

- *Reinforce our Culture and ESG Priorities:* Compensation programs should incorporate our ESG goals and align leadership with our firm culture and values.

2022 Investment Strategy and Performance

We enhanced our positioning as a dedicated housing finance REIT through a number of strategic initiatives and our portfolio continued to generate strong earnings despite the challenging financial market environment

Total Assets[1]

$80.6 billion

Permanent Capital[2]

$11.3 billion

Total Shareholder Return Since Annaly's IPO[4]



Capital Allocation[3]

67%   14%   19%
Agency   *MSR*   *Residential Credit*

- Generated **earnings available for distribution**[5] **("EAD") of $4.23** per average share of common stock for the year
- In light of the turbulent year in financial markets, delivered an **economic return of -23.7%** for the full year
- Maintained a defensive posture throughout the year with a conservative leverage profile, dynamic hedging strategy and our agency portfolio positioned to withstand heightened market volatility
  - Annaly Agency Group ended the year with $72.9 billion in assets primarily concentrated in higher coupons (4.5% and above); the portfolio rotated up in coupon to take advantage of wider spreads and improved carry in production coupons
- As the third largest purchaser of MSR in 2022[6], our MSR portfolio grew assets by **nearly 3x** throughout the year to **$1.8 billion**[7] with MSR growing from **5%** to **14%** of dedicated equity capital by the end of 2022
- Annaly Residential Credit Group grew assets by over **9%** throughout 2022 to **$5.0 billion**[1], driven by **$4.1 billion** of whole loans purchased throughout 2022
- Completed the **$2.4 billion** sale of our middle market lending portfolio[8]

Note: For footnoted information, please refer to "2022 Investment Strategy and Performance" in Endnotes section.

Financing, Capital and Liquidity

We maintained a conservative leverage profile and substantial liquidity due to heightened market volatility throughout the year

- Economic leverage[1] **increased to 6.3x** from 5.7x in the prior year
- **$6.3 billion** of unencumbered assets[2], including cash and unencumbered Agency MBS of **$4.0 billion**
- Average GAAP cost of interest bearing liabilities **increased over 166bps to 2.03%** and average economic cost of interest bearing liabilities[1] **increased 67bps to 1.46%** for the year ended 2022 compared to the year ended 2021
- Raised **$2.7 billion** of accretive common equity throughout 2022[3]
- Added nearly **$1.3 billion** of credit facility capacity across Annaly Residential Credit Group and Annaly MSR Group
- Completed **19** whole loan securitizations totaling **$7.3 billion** in proceeds[4] since the beginning of 2022, remaining the largest non-bank issuer of Prime Jumbo and Expanded Credit MBS from 2021−2022[5]

OBX 2022-NQM1	OBX 2022-INV1	OBX 2022-INV2	OBX 2022-NQM2
ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*
$557 Million	$377 Million	$467 Million	$439 Million
Non-QM	Agency Investor	Agency Investor	Non-QM
January 2022	*January 2022*	*February 2022*	*February 2022*

OBX 2022-INV3	OBX 2022-NQM3	OBX 2022-NQM4	OBX 2022-J1
ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*
$331 Million	$316 Million	$457 Million	$389 Million
Agency Investor	Non-QM	Non-QM	Prime Jumbo
March 2022	*March 2022*	*May 2022*	*May 2022*

OBX 2022-NQM5	OBX 2022-INV4	OBX 2022-NQM6	OBX 2022-J2
ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*
$391 Million	$336 Million	$388 Million	$306 Million
Non-QM	Agency Investor	Non-QM	Prime Jumbo
June 2022	*June 2022*	*June 2022*	*August 2022*

OBX 2022-NQM7	OBX 2022-NQM8	OBX 2022-INV5	OBX 2022-NQM9
ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*
$359 Million	$397 Million	$326 Million	$359 Million
Non-QM	Non-QM	Agency Investor	Non-QM
August 2022	*September 2022*	*November 2022*	*December 2022*

OBX 2023-NQM1	OBX 2023-J1	OBX 2023-NQM2	
ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	ONSLOW BAY FINANCIAL *An Annaly Company*	
$405 Million	$306 Million	$421 Million	
Non-QM	Prime Jumbo	Non-QM	
January 2023	*February 2023*	*February 2023*	

Note: For footnoted information, please refer to "Financing, Capital and Liquidity" in Endnotes section.

Operational Efficiency

*The sale of our middle market lending portfolio
allowed for continued cost savings and operating flexibility*

- Operating expense was **1.40%**[1] for the year, a **15 basis point increase** year-over-year and at the low end of the target range

- Continued to improve **cost efficiency metrics** throughout the year due to lower expenses as a result of the sale of our middle market lending portfolio



Operating Expense ("OpEx") as % of Equity[1]

Note: For footnoted information, please refer to "Operational Efficiency" in Endnotes section.

Components of Executive Compensation

The table below describes the objectives supported by our primary compensation elements for 2022 – commonly referred to as "total direct compensation" – along with an overview of the key measures and governance principles for each element.

2022 Compensation Element	Objectives	Key Measures	Governance Principles
Base salary	• Provide a level of fixed pay appropriate to an NEO's roles and responsibilities	• Experience, duties and scope of responsibility • Internal and external market factors	• Comprises minority of overall compensation opportunity compared to "at risk" pay
Annual Cash Incentives	• Provide a market competitive annual cash incentive opportunity • Incentivize and reward superior Company and individual performance	• Considers achievement of financial, risk and other operational performance measures	• No guaranteed minimum award amounts
Long-Term Equity Incentives	• Align NEO's interests with long-term stockholder interests • Encourage long-term, sustainable performance results • Support retention of key talent	• Award amounts included as part of annual incentive and, as such, consider achievement of financial, risk and other operational performance measures for the performance year • PSUs vest based on achievement of multiple rigorous Company performance metrics over a three-year performance period • Restricted stock units ("RSUs") vest based on continued service and provide both retention and stock value accumulation incentives	• No guaranteed minimum award amounts • Equally-weighted mix of PSUs and RSUs

Total Direct Compensation Table

The following table supplements the Summary Compensation Table on page 50 and shows the total direct compensation paid or awarded to each current active NEO for 2022, 2021 and 2020, including compensation for each such year's performance that was paid or awarded by the Company early in the following year. The table below is not a substitute for the required information included in the Summary Compensation Table; however, the MDC Committee believes it best aligns with how the MDC Committee views executive compensation for a given performance year. In accordance with SEC rules, the Summary Compensation Table includes the grant date fair value of stock awards in the year granted, even if the grant is based on a review of prior year performance. As discussed in more detail below, the RSU and PSU awards granted in early 2022 for performance in 2021 are included in the Summary Compensation Table but not in the Total Direct Compensation Table; conversely, the RSU and PSU awards granted in early 2023 for performance in 2022 are included in the Total Direct Compensation Table but not in the Summary Compensation Table.

| NEO[1] | Year | Salary ($) | Awards for Performance | | Total |
			Variable Cash Awards ($)	Equity Awards ($)	
David L. Finkelstein	2022	$1,000,000	$5,984,000[2]	$6,984,000[2][3]	$13,968,000[4]
	2021	$1,000,000	$6,325,000	$7,325,000	$14,650,000
	2020	$950,000	$7,200,000	$6,800,000[5]	$14,950,000
Serena Wolfe	2022	$750,000	$1,781,250[2]	$1,781,250[2][3]	$4,312,500[4]
	2021	$750,000	$3,000,000	$750,000	$4,500,000
	2020	$750,000	$2,600,000	$400,000	$3,750,000
Steven F. Campbell[6]	2022	$750,000	$1,828,750[2]	$1,828,750[2][3]	$4,407,500[4]
	2021	—	—	—	—
	2020	—	—	—	—
Anthony C. Green	2022	$750,000	$1,781,250[2]	$1,781,250[2][3]	$4,312,500[4]
	2021	$750,000	$1,875,000	$1,875,000	$4,500,000
	2020	$750,000	$2,800,000	$1,600,000[5]	$5,150,000

1. This table includes only those individuals who served as NEOs of the Company as of December 31, 2022 and were eligible to receive incentive awards for 2022 performance. Our former Chief Investment Officer Mr. Ertas and former Chief Credit Officer Mr. Coffey were involuntarily terminated by the Company without cause effective November 2022 and February 2022, respectively, and were therefore ineligible to receive incentive awards for 2022 performance. For a discussion of compensation, including severance amounts, paid to Messrs. Ertas and Coffey, please refer to the section titled "Compensation Paid to Former Executive Officers" below.

2. These amounts represent the annual cash incentives paid by the Company to each executive for their service in 2022 and equal the amounts reported as 2022 compensation in the "Bonus" column of the Summary Compensation Table.

3. These amounts approximate the dollar value of the RSUs and target PSUs that were granted to Messrs. Finkelstein, Campbell and Green and Ms. Wolfe in early 2023 as part of their annual incentive awards for performance in 2022 (ignoring rounding to whole units) and are based on the closing price of the Company's common stock on the date of grant (February 1, 2023). In accordance with SEC rules, these amounts do not appear as 2022 compensation in the Summary Compensation Table. Rather, the grant date fair value for these awards will appear as 2023 compensation in the "Stock Awards" column in next year's Summary Compensation Table. The breakdown between RSUs and PSUs of equity awards for 2022 performance (granted in 2023) to each executive is set forth in the table below:

NEO	RSUs	PSUs
David L. Finkelstein	$3,492,000	$3,492,000
Serena Wolfe	$890,625	$890,625
Steven F. Campbell	$914,375	$914,375
Anthony C. Green	$890,625	$890,625

4. Total direct compensation amounts for 2022 do not reflect equity awards granted in January 2022 to each executive for performance in 2021. These awards are reflected as 2022 compensation in the "Stock Awards" column of the Summary Compensation Table.

5. These amounts include the equity awards that were granted to the NEOs in early 2021 as part of their annual incentive awards for performance in 2020 (ignoring rounding to whole units) as well as the one-time equity awards granted to the NEOs upon the closing of the Internalization.

6. Mr. Campbell was not an NEO in 2020 or 2021.

Stockholder Outreach and Results of 2022 Say-on-Pay Vote

At our 2022 Annual Meeting, over 88% of the votes cast were in favor of the advisory resolution on executive compensation. The MDC Committee carefully reviewed these voting results, along with additional feedback from our stockholder engagement efforts, when making executive compensation decisions. Since the beginning of 2022, we initiated outreach to stockholders representing approximately 90% of outstanding institutional shares. During these meetings, we solicited feedback on a number of corporate governance and corporate responsibility topics and requested feedback on stockholders' preferred practices for executive compensation design and disclosure. As further described under "**2022– 2023 Stockholder Engagement Efforts**" above, the feedback generated through this engagement meaningfully informed the MDC Committee's executive compensation decisions in 2022 and, as highlighted below, directly contributed to the MDC Committee's holistic approach to institutionalizing a compensation program that drives performance, supports our culture and reflects the insights and priorities of our long-term investors.

WHAT THE COMPANY DOES

- Majority of compensation is "at risk" – for 2022, variable performance-based compensation comprised 93% of the CEO's total compensation and 83% of the other NEOs' total compensation[1]
- MDC Committee applied a corporate scorecard reflecting both objective financial and non-financial goals (75% weighting) and individual achievements (25% weighting) in determining total incentive awards for 2022
- Multiple performance metrics – diversified mix of rigorous Company performance metrics, including tangible economic return and EAD return on equity
- Relative performance metrics require above median (55%+) performance to achieve target payouts
- Enhanced clawback policy covers all NEO incentive-based awards for financial restatements and misconduct
- All NEOs are subject to robust stock ownership requirements and holding restrictions
- Annual assessment of NEO compensation practices against peer companies and best practices
- Annual compensation risk assessment to ensure compensation program does not encourage excessive risk-taking
- Regular stockholder feedback through robust outreach program

WHAT THE COMPANY DOES NOT DO

- No minimum guaranteed bonus amounts
- No guaranteed salary increases
- No severance benefits paid to an executive other than in connection with their involuntary termination of employment by the Company without "cause"
- No enhanced cash severance for terminations in connection with a change in control
- No NEO severance payments and benefits exceeding 2.99 times salary and bonus
- No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
- No excessive perquisites
- No tax gross-ups for change in control excise taxes or on any executive perquisites, other than for non-cash relocation benefits
- No hedging or pledging of Company stock
- No dividends or dividend equivalents on unvested awards paid unless and until the underlying awards are earned and vested
- No repricing of options or stock appreciation rights ("SARs") or the exchange of underwater options or SARs for cash or other awards without stockholder approval
- No supplemental executive retirement plans

The MDC Committee will continue to consider the outcome of future Say-on-Pay votes, as well as stockholder feedback received throughout the year, and invites stockholders to express their views to the MDC Committee as described under "**Communications with the Board**."

Note: For footnoted information, please refer to "What the Company Does" in Endnotes sections.

How Executive Compensation Decisions are Made

Overview

The MDC Committee reviews and discusses the performance of the CEO and makes recommendations regarding their compensation for review and approval by the Independent Directors. For the other NEOs, the CEO makes individual compensation recommendations for review and approval by the MDC Committee. In making compensation recommendations and determinations for all NEOs, the MDC Committee utilizes the advice of its independent compensation consultant, reviews compensation-related policies and feedback of long-term investors, considers the terms of any applicable employment agreements, analyzes competitive market information and peer group data and assesses Company and individual performance.

Our Human Capital team supports the MDC Committee in the execution of its responsibilities with assistance from our Finance and Legal teams. Our Head of Human Capital, Chief Financial Officer and Chief Corporate Officer and Chief Legal Officer oversee the development of materials for each MDC Committee meeting, including market data, historical compensation and individual and Company performance metrics. No NEO, including the CEO, has a role in determining their own compensation.

Role of the MDC Committee's Independent Compensation Consultant

During 2022, the MDC Committee retained an independent compensation consultant, F. W. Cook, to advise the MDC Committee on our executive compensation program design and structure. In this capacity, F. W. Cook regularly attends meetings and executive sessions of the MDC Committee. As described above, F. W. Cook also assists the MDC Committee in its review of our compensation program for Non-Employee Directors. During 2022, F. W. Cook served solely as a consultant to the MDC Committee and did not provide any other services to the Company. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards and concluded that no conflict of interest exists that would prevent F. W. Cook from serving as an independent consultant to the MDC Committee.

Company Market Data

The MDC Committee considered compensation data and practices of a group of peer companies recommended by F. W. Cook (the "Compensation Peer Group"), as well as third party survey data and current market trends and practices generally, in developing appropriate compensation packages for the NEOs in 2022. The MDC Committee did not set target compensation to meet any particular benchmark level; however, it used the median of the market data provided by F. W. Cook to help guide its 2022 decisions.

Process for Determining Compensation Peer Group



Sector: mREITs, assets managers that manage mREITs, and other asset managers / financial companies

Revenue and/or market cap: generally within 50%–200$ of the Company

Fit: similar assets, stockholders and talent

Compensation Peer Group

Affiliated Managers Group, Inc.	Jefferies Financial Group	Raymond James Financial, Inc.
AGNC Investment Corp.	Lazard Ltd.	Redwood Trust, Inc.
Ameriprise Financial, Inc.	MFA Financial, Inc.	The Carlyle Group L.P.
Chimera Investment Corporation	New York Mortgage Trust	Voya Financial
Franklin Resources, Inc.	PennyMac Financial Services, Inc.	

The MDC Committee uses a separate group of mortgage REIT peers (the "Performance Peer Group") to evaluate our performance under the corporate scorecard described above and determine PSU award payouts as described further below. The Performance Peer Group companies have portfolios and investment strategies that most closely resemble our focus on residential mortgage assets.

Performance Peer Group

AGNC Investment Corp.	Ellington Financial Inc.	Orchid Island Capital, Inc.
ARMOUR Residential REIT, Inc.	Invesco Mortgage Capital, Inc.	Redwood Trust, Inc.
Chimera Investment Corporation	MFA Financial, Inc.	Two Harbors Investment Corp.
Dynex Capital, Inc.	New York Mortgage Trust	

The MDC Committee reviews the compensation of executives in the Compensation Peer Group at least once per year. A broad range of data is considered by the MDC Committee to ascertain whether the CEO and other NEOs are appropriately positioned in respect of the median to properly reflect various factors, such as our performance within the Performance Peer Group, the unique characteristics of the individual's position and applicable succession and retention considerations.

Executive Compensation Design and Award Decisions For 2022

Overview

The MDC Committee is committed to maintaining an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk taking. Our executive compensation program primarily consists of base salaries and annual incentive awards delivered part in cash and part in equity awards, which include both RSUs and PSUs. The RSUs and PSUs include time-based and performance-based vesting requirements over multiple years following grant to further encourage sustainable Company performance aligned to long-term stockholder interests.



2022 CEO Pay Mix[1]

Salary
15%
RSUs
21%
PSUs
21%
Annual
Cash
Incentive
43%
58% Cash / 42% Equity

2022 Other NEO Pay Mix[2]

Salary
17%
RSUs
21%
PSUs
21%
Annual
Cash
Incentive
41%
59% Cash / 41% Equity

Gray shading indicates at-risk performance-based compensation. Percentages may not sum to 100% due to rounding.

Base Salary

Base salaries for NEOs are established after considering a variety of factors, including market data, historic pay, internal pay equity, the scope of each NEO's responsibilities and individual and Company performance. No NEO is entitled to any guaranteed salary increase. Base salaries were not increased for the NEOs during 2022.

NEO	Salary ($)
Chief Executive Officer	$1,000,000
All Other Executive Officers	$750,000

Note: For footnoted information, please refer to "Executive Compensation Design and Award Decisions for 2022" in Endnotes section.

2022 Annual Incentives – Cash and Equity Awards

The MDC Committee established target amounts for the NEOs' 2022 incentive awards at the beginning of the performance period. Target amounts for the NEOs were established based on advice from the MDC Committee's independent compensation consultant following a review of relevant Compensation Peer Group compensation data, an assessment of Company and individual performance in 2021 and other individual factors such as role, responsibility, tenure and retention needs. For the NEOs other than the CEO, the MDC Committee also considers individual compensation recommendations from the CEO in establishing targets for such executives. For 2022, the MDC Committee established the following targets for annual incentive awards:

Name and Position[1]	Target Cash Incentive	Target RSUs	Target PSUs	Target Total Incentive
David Finkelstein Chief Executive Officer and Chief Investment Officer	$6,325,000	$3,662,500	$3,662,500	$13,650,000
Serena Wolfe Chief Financial Officer	$1,875,000	$937,500	$937,500	$3,750,000
Steven F. Campbell President and Chief Operating Officer	$1,925,000	$962,500	$962,500	$3,850,000
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	$1,875,000	$937,500	$937,500	$3,750,000

1. This table includes only those individuals who served as executive officers of the Company as of December 31, 2022 and were eligible to receive incentive awards for 2022 performance. Our former Chief Investment Officer Mr. Ertas and former Chief Credit Officer Mr. Coffey were involuntarily terminated by the Company without cause effective November 2022 and February 2022, respectively, and were therefore ineligible to receive incentive awards for 2022 performance. For a discussion of compensation, including severance amounts paid to Messrs. Ertas and Coffey, please refer to the section titled "Compensation Paid to Former Executive Officers" below.

Annual incentive awards have a maximum payout opportunity of up to 120% of target and there is no minimum guaranteed payout. The MDC Committee determines final incentive award amounts after assessing Company performance against a scorecard of corporate/organizational metrics (75% weighting) and a qualitative assessment of individual performance (25% weighting), and maintains the authority to apply discretion to reduce total incentive award amounts in certain circumstances. For 2022, the MDC Committee added a minimum performance threshold to the portion of the annual incentive award tied to corporate/organizational metrics, below which no incentive amounts may be earned, to enhance the at-risk nature of the program.



Determining 2022 Annual Incentives

Corporate / Organizational 75%

Individual Performance 25%

Metric Weighting

The MDC Committee believes that determining the total incentive award based on a combined review of corporate/organizational goals and individual achievements ensures that compensation outcomes are aligned to sustainable performance results consistent with our risk management policies. The MDC Committee also believes that delivering part of the annual incentive through equity awards that vest over time based on continued employment and (for PSUs) continued Company performance encourages a longer-term focus on the Company's performance aligned to stockholder interests and supports the retention of the NEOs.

As described in detail below, for 2022, while the MDC Committee determined that the achievement of our corporate/organizational objectives exceeded target performance and that each NEO had attained their individual objectives at target, in light of our stock market performance and to increase alignment between the NEOs and our stockholders, the MDC Committee determined it was appropriate to exercise its authority to apply discretion to reduce total incentive award amounts for 2022 to slightly below target levels.

2022 Annual Incentives – Corporate/Organizational Performance

Our corporate/organizational performance determines 75% of each executive's individual incentive award payout. Of the corporate/organizational factors, objective financial metrics comprised 80% of the 2022 corporate scorecard (and determined 60% of overall incentive award payout). 2022 financial metrics consisted of two equally-weighted metrics: (1) Relative Tangible Economic Return with an Absolute Total Stockholder Return ("TSR") Governor; and (2) Operating Efficiency. Scorecard results for these metrics are determined based on actual performance for the first three quarters of the year.

The MDC Committee believes that Tangible Economic Return is a critically important measure of our annual and long-term financial performance and supports sustained value creation for stockholders. The MDC Committee added a TSR governor to the portion of the annual incentive award tied to Relative Tangible Economic Return, which provides that the corresponding payout will be capped at 100% of target if TSR for the performance year is negative. The MDC Committee believes that the TSR governor further enhances the alignment of interests between the NEOs and stockholders. For 2022, the MDC Committee further enhanced the scorecard's Relative Tangible Economic Return metric by increasing the relative performance level required to achieve target payout from median (50%+) to above median (55%+). Our Operating Efficiency goal of 1.40 – 1.55% operating expense as a percentage of equity reflects our stated long-term target operating expense ratio.

Of the corporate/organizational factors, risk metrics comprised 20% of the total 2022 corporate scorecard (and determined 15% of overall incentive award payout). 2022 risk metrics included two equally-weighted metrics: (1) Market Risk (as represented by our average daily liquid box); and (2) Operational Risk (as represented by our control environment, crisis pandemic management and cyber defense). Additional detail on our corporate scorecard components and related performance is set forth below.

Category	Scorecard Weighting	Measure	Criteria	Illustrative Performance Highlights[1]	Result[2]	Value[3]	Weighted Score[4]
Financial Performance	80%	Operating Efficiency[5] (Absolute)	Exceed < 1.40% Target 1.40 – 1.55% Threshold > 1.55%	• Absolute OpEx to Equity: 1.37%	Exceed	3.00	4.8
		Tangible Economic Return[6] (Relative with an Absolute TSR[7] Governor)	Exceed > 75% Target 55 – 75% Threshold < 55%	• Relative Tangible Economic Return: 60% • TSR: (38.38)%	Target	2.00	3.2
Risk	20%	Market Risk (Absolute Liquid Box)	Exceed > limit Target = limit Threshold < limit	• Daily, monthly and quarterly liquidity consistently exceeded limits • Maintained strong liquidity position to mitigate risk across the portfolio	Exceed	3.00	1.2
		Operational Risk	Control environment, pandemic management and cyber defense	• Strong control environment • Uninterrupted business operations amidst transition back towards in-office work • No cyber breaches at the Company throughout the year	Target	2.00	0.8
Total	**100%**						**10.0**

1. Illustrative performance highlights for financial performance metrics reflect actual performance for the first three quarters of 2022.
2. Scorecard results for financial performance metrics are determined based on actual performance for the first three quarters of 2022.
3. Performance value is measured on a 3-point scale: (1) "Threshold," (2) "Target," and (3) "Exceed," with financial performance results interpolated on a linear basis.
4. The highest possible aggregate weighted score is 12.00. The weighted score for each measure is calculated by multiplying (x) the scorecard weighting for each measure times (y) the value of each measure times (z) a scaling factor of 4.
5. "Operating Efficiency" represents operating expenses as a percentage of average equity and excludes transaction expenses and nonrecurring items for the relevant period.
6. "Tangible Economic Return" means the Company's change in tangible book value plus dividends declared divided by the prior period's book value. "Relative Tangible Economic Return" is defined as the Company's percentile ranking for the relevant period against the Performance Peer Group ranked by Tangible Economic Return results, with assessment weighted on a 70% / 30% basis of agency peers versus credit peers, which estimates the Company's average capital allocation over the measurement period. Tangible Economic Return for the measurement period was (29.14%).
7. "TSR" or "Total Stockholder Return" means the Company's change in our common stock price plus dividends declared divided by the prior period's common stock price.

The MDC Committee used the weighted score as calculated above to determine the corporate scorecard multiplier based on the scale below, which reflects the introduction of a minimum performance threshold for 2022, below which no incentive payout is earned.

Range	Multiplier
Score = 12	120% (Maximum)
Score 11.20—11.99	115%—119.9%
Score 10.40—11.19	110%—114.9%
Score 9.60—10.39	105%—109.9%
Score 8.00—9.59	100%—100.9%
Score 7.20—7.99	90%—99.9%
Score 6.50—7.19	80%—89.9%
Score 4.40—6.49	80% (Minimum Threshold)
Score < 4.40	0% (Below Threshold)

Based on the above, the MDC Committee determined that the corporate/organizational portion of the 2022 annual incentives had been achieved at 107.5% of target.

2022 Annual Incentives — Individual Performance

While the Company's corporate/organizational achievement determined 75% of each executive's individual incentive award payout, the MDC Committee considered each NEO's significant individual contributions to determine the remaining 25%. The individual achievements considered by the MDC Committee described below reflect not only each executive's direct contribution to our financial performance, but also their contributions to our progress against our ESG, human capital management and organizational resilience goals.

David L. Finkelstein | Chief Executive Officer and Chief Investment Officer



As Chief Executive Officer and Chief Investment Officer, Mr. Finkelstein is responsible for leading the Company, leading development and implementation of corporate policy and strategy and serving as the primary liaison between the Board and management as well as being the primary public face of the firm.

In 2022, Mr. Finkelstein:

- Demonstrated exceptional leadership in driving the timing and execution of the sale of the middle market lending portfolio
- Significantly advanced the Company's strategic plan focused on its core expertise in residential mortgage finance, including through scaling the whole loan correspondent channel and continuing to build the MSR business
- Maintained ample liquidity and appropriate leverage profile amidst a challenging market backdrop
- Prudently managed the portfolio with reinforcement of the firm's credit-intensive culture
- Engaged women, minority and veteran-owned broker dealers to help drive the firm's capital markets activity
- Drove efforts to recruit, retain and promote under-represented groups across the Company's employee base

Serena Wolfe | Chief Financial Officer



As Chief Financial Officer, Ms. Wolfe manages the firm's overall financial condition, as well as financial analysis and reporting. Further to these responsibilities, she also oversees various control functions and shares responsibility for aspects of the Company's operations and technology groups.

In 2022, Ms. Wolfe:

- Maintained a robust control environment and nimble finance organization amidst the disposition of the middle market lending portfolio and the continued buildout of the MSR business
- Ensured diligent focus on costs and capital efficiencies across the Company
- Identified strategic opportunities for the firm, including investment in a large venture fund focused on real estate technology companies
- Partnered with the human capital management team to roll out a firmwide culture framework
- Represented the Company in meetings with members of the media, investor community, industry organizations, competitors and outside parties

Steven F. Campbell | President and Chief Operating Officer



As President and Chief Operating Officer, Mr. Campbell works closely with the executive team to help oversee Annaly's overall strategy, operations and risk management, and shares responsibility for aspects of the Company's technology group.

In 2022, Mr. Campbell:

- Facilitated the successful sale of the middle market lending portfolio
- Conducted business planning and budgeting for all investment and support groups
- Effectively restructured the Operational Risk and Project Management functions
- Managed the firm's Investor Relations and Corporate Communications efforts
- Led the firm's Strategy and Capital Markets functions amidst continued volatility

Anthony C. Green | Chief Corporate Officer, Chief Legal Officer and Secretary



As Chief Corporate Officer and Chief Legal Officer, Mr. Green is responsible for overseeing the Company's legal and compliance groups, corporate responsibility efforts, government relations, human capital management and various control functions. He also serves as Secretary to the Board.

In 2022, Mr. Green:

- Played a critical role in the successful execution of the firm's capital markets strategy
- Oversaw the firm's human capital management function
- Provided the Company with legal advice on strategic initiatives, including the disposition of the middle market lending portfolio and continued buildout of the MSR business
- Managed enhancements to the Company's compensation and ESG frameworks, with a continued emphasis on transparency and best practices
- Oversaw and expanded outside counsel incentive program to support increased diversity at the Company's law firm partners

In light of the individual achievements highlighted above, the MDC Committee determined that each NEO achieved their individual performance objectives at 100% of target. Combined with the MDC Committee's determination that the corporate/organizational portion of the 2022 annual incentives had been achieved at 107.5% of target, this resulted in a blended multiplier of 105.6% of target. However, in light of our stock market performance and to increase alignment between the NEOs and our stockholders, the MDC Committee determined it was appropriate to exercise its authority to apply discretion to reduce total incentive award amounts to 95% of target as set forth below.



NEO	Target Value	Final Multiplier	Total Annual Incentive Value
David Finkelstein Chief Executive Officer and Chief Investment Officer	$13,650,000	95%	$12,968,000
Serena Wolfe Chief Financial Officer	$3,750,000	95%	$3,562,500
Steven F. Campbell President and Chief Operating Officer	$3,850,000	95%	$3,657,500
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	$3,750,000	95%	$3,562,500

The MDC Committee then applied pay mix ratios to each NEO's total annual incentive amount to determine the appropriate allocation between cash and equity as set forth below. For all NEOs other than the CEO, the MDC Committee determined to award 50% of total annual incentive value in the form of cash and 50% in the form of equity. For the CEO, the MDC Committee determined to increase the relative weighting of equity as a percentage of total incentive compensation to greater than 50% so that 50% of the CEO's total direct compensation opportunity for 2022 (inclusive of his base salary) would be awarded in the form of equity. For all NEOs, the MDC Committee determined to allocate equity incentive awards evenly between RSUs and PSUs.

	Pay Mix Ratios	
NEO	Total Annual Incentive Pay Mix (Cash / Equity)	Equity Component Pay Mix (RSUs / PSUs)
Chief Executive Officer	46% cash / 54% equity	50% RSUs / 50% PSUs
All Other Executive Officers	50% cash / 50% equity	50% RSUs / 50% PSUs

Following application of the applicable pay mix ratios to each NEO's annual incentive amount, the MDC Committee approved (and in the case of the CEO, the MDC Committee recommended and the Independent Directors approved) the following cash and equity incentive awards for each NEO for 2022. Additional detail about the RSUs and PSUs granted as part of the 2022 annual incentive award follow the table:

NEO	Cash ($)[1]	RSUs ($)[2]	PSUs ($)[2]	Total
David Finkelstein Chief Executive Officer and Chief Investment Officer	$5,984,000	$3,492,000	$3,492,000	$12,968,000
Serena Wolfe Chief Financial Officer	$1,781,250	$890,625	$890,625	$3,562,500
Steven F. Campbell President and Chief Operating Officer	$1,828,750	$914,375	$914,375	$3,657,500
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	$1,781,250	$890,625	$890,625	$3,562,500

1. These amounts represent the annual cash incentives paid by the Company to each executive for their service in 2022 and equal the amounts reported as 2022 compensation in the "Bonus" column of the Summary Compensation Table.
2. These amounts approximate the dollar value of the RSUs and target PSUs that were granted to the NEOs in early 2023 as part of their annual incentive awards for performance in 2022 (ignoring rounding to whole units) and are based on the closing price of the Company's common stock on the date of grant (February 1, 2023). In accordance with SEC rules, these amounts do not appear as 2022 compensation in the Summary Compensation Table. Rather, the grant date fair value for these awards will appear as 2023 compensation in the "Stock Awards" column in next year's Summary Compensation Table.

2022 Annual Incentives – Grant of RSUs

RSUs granted to the NEOs in early 2023 as part of their total incentive awards for 2022 will vest in three equal installments beginning in February 2024 subject to the NEO's continued employment. The number of RSUs granted is based on the closing price of our common stock on the date of grant (February 1, 2023). The following chart summarizes the RSUs granted to the NEOs as part of their total incentive awards for 2022:

NEO	RSUs	
	($)	(#)
David L. Finkelstein	3,492,000	145,500
Serena Wolfe	890,625	37,109
Steven F. Campbell	914,375	38,098
Anthony C. Green	890,625	37,109

2022 Annual Incentives – Grant of PSUs

Payouts of the PSUs granted to the NEOs in early 2023 as part of their total incentive awards for 2022 will be determined at the end of the performance period (January 1, 2023 – December 31, 2025) based on the achievement of performance targets established by the MDC Committee at the beginning of the performance period. The PSUs utilize two equally-weighted performance measures – Relative Tangible Economic Return and Average EAD Return on Equity. The MDC Committee believes Relative Tangible Economic Return represents a critically important measure of the Company's annual and long-term financial performance and supports sustained value creation for stockholders, and that Average EAD Return on Equity is also a relevant performance measure for PSU vesting as it reflects our progress in generating net income for stockholders and optimizing returns through prudent portfolio management. The MDC Committee added a TSR governor to the portion of the PSU awards tied to Relative Tangible Economic Return, which provides that the percentage of applicable target PSUs earned will be capped at 100% if TSR for the three-year performance period is negative. The MDC Committee believes that the TSR governor further enhances the alignment of interests between the NEOs and stockholders.

The number of target PSUs granted is based on the closing price of our common stock on the date of grant (February 1, 2023). The following chart summarizes the target value and number of PSUs granted to the NEOs as part of their total incentive awards for 2022:

NEO	Target PSUs	
	($)	(#)
David L. Finkelstein	3,492,000	145,500
Serena Wolfe	890,625	37,109
Steve F. Campbell	914,375	38,098
Anthony C. Green	890,625	37,109

At the end of the performance period, the MDC Committee will evaluate our actual performance against the targets it set at the start of the period and determine payouts using the formula set forth below:

Performance Metric[1]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Tangible Economic Return[2]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		55th Percentile (target)[3]	100%
		75th Percentile (above target)[3]	125%
		>90th Percentile (maximum)[3]	150%
Average EAD Return on Equity[4]	50%	<9.00%	0%
		9.00% (threshold)	50%
		9.50% (target)	100%
		10.00% (above target)	125%
		10.75% (maximum)	150%

1. For performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award shall be determined by interpolating results on a straight line basis.
2. "Tangible Economic Return" means the Company's change in tangible book value plus dividends declared divided by the prior period's book value. "Relative Tangible Economic Return" is defined as the Company's quartile ranking for the three-year performance period against the Performance Peer Group ranked by Tangible Economic Return results, with assessment against peers weighted based on the Company's annual average capital allocation between agency and credit investments throughout the three-year performance period.
3. The percentage of applicable target PSUs earned is capped at 100% if Total Stockholder Return for the three-year performance period is negative. "Total Stockholder Return" means the Company's change in our common stock price plus dividends declared divided by the prior period's common stock price. Share price for the beginning of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the first day of the performance period. Share price for the end of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the last day of the performance period.
4. "Average EAD Return on Equity" means the average of the EAD Return on Equity for the twelve (12) fiscal quarters during the three-year performance period expressed as an annualized average. "EAD Return on Equity" means, for a fiscal quarter, the Company's "EAD return on average equity (excluding PAA)" (defined as EAD (excluding PAA) over average stockholders' equity for the quarter), as reported in the Company's Form 10-Q or Form 10-K for the quarter or the respective earnings release. The Company's EAD measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

Payout of Internalization PSUs Granted in 2020[1]

In connection with the closing of the Internalization, the MDC Committee granted Mr. Finkelstein 95,274 target PSUs on June 30, 2020 (the "Internalization PSUs"). The payout of the Internalization PSUs was determined following the end of the performance period (January 1, 2020 – December 31, 2022) based on the achievement of performance targets established by the MDC Committee prior to the closing of the Internalization as set forth below:

Performance Metric[2]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Tangible Economic Return[3]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		50th Percentile (target)	100%
		75th Percentile	125%
		>90th Percentile (maximum)	150%
Average EAD Return on Equity[4]	50%	<9.0% (threshold)	0%
		9.5% (threshold)	75%
		10.4% (target)	100%
		10.65% (above target)	125%
		11.25% (maximum)	150%

1. We completed a 1-for-4 for reverse stock split of our outstanding common stock on September 23, 2022. Numbers of PSUs in this section have been adjusted to reflect the number of shares of common stock after giving effect to the reverse stock split.
2. For the performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award was determined by interpolating results on a straight line basis. These are the same goals (measured over different performance

periods) as used for the PSUs granted in subsequent years, except that the MDC Committee did not include a TSR governor on the Relative Tangible Economic Return measure when these PSUs were approved at the time of the Internalization.

3. "Tangible Economic Return" meant the Company's change in tangible book value plus dividends declared divided by the prior period's book value. "Relative Tangible Economic Return" was defined as the Company's quartile ranking for the three-year performance period against the Performance Peer Group ranked by Tangible Economic Return results.

4. "Average EAD Return on Equity" (known as Average Core Return on Equity at the time of grant) meant the average of the EAD Return on Equity for the twelve (12) fiscal quarters during the three-year performance period expressed as an annualized average. "EAD Return on Equity" meant, for a fiscal quarter, the Company's "EAD return on average equity (excluding PAA)" (defined as EAD (excluding PAA) over average stockholders' equity for the quarter), as reported in the Company's Form 10-Q or Form 10-K for the quarter or the respective earnings release. The Company's EAD measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

Following the end of the performance period, the MDC Committee determined that the Company had achieved: (1) Relative Tangible Economic Return in the 84th percentile resulting in achievement of 130% of the target Internalization PSUs tied to such metric; and (2) Average EAD Return on Equity of 13.80% resulting in 150% of the target Internalization PSUs tied to such metric. Given the fact that these two performance metrics were equally-weighted, our overall achievement resulted in a blended multiplier of 140% of target and a final payout, including related dividend equivalents, of 46,733 PSUs for Mr. Finkelstein.

Dividend Equivalents on RSUs and PSUs

Awards of RSUs and PSUs will accrue dividend equivalents (as additional stock units) as if the awards were outstanding shares of our common stock, but the dividend equivalents will be paid only if and to the extent the underlying award becomes earned and vested. As a mortgage REIT, dividends are a key component of our TSR. The MDC Committee believes that allowing dividend equivalents to accrue on outstanding awards will further focus the NEOs on achieving our financial performance goals and returning earnings to stockholders through dividends.

Other Compensation

We maintain a group excess liability coverage policy on behalf of members of our Operating Committee. Each of our executive officers are members of our Operating Committee and receive liability coverage under the policy. The premiums for the policy, which in 2022 was $2,532 for each NEO, were paid by the Company.

Severance Arrangements

The currently active NEOs are eligible to participate in an Executive Severance Plan, which we adopted effective July 1, 2020. The Executive Severance Plan provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as defined in the plan) based on the participant's title, base salary and average or target cash bonus (depending on the year of termination). The MDC Committee believes that providing appropriate, market-competitive severance benefits helps us attract and retain highly qualified executives by mitigating the risks associated with leaving a prior employer to join the Company and by providing income continuity following an unexpected termination of employment by the Company without cause. The Executive Severance Plan does not provide any benefits upon a participant's retirement or voluntary resignation from the Company, any benefits that are triggered in whole or in part solely by a change in control of the Company, nor does it provide for any tax gross-ups on change in control-related excise taxes (or otherwise).

In connection with Messrs. Ertas and Coffey's involuntary terminations by the Company without cause effective November 2022 and February 2022, respectively, Messrs. Ertas and Coffey received the severance payments and benefits provided under the Executive Severance Plan, as well as the continued vesting of their outstanding equity awards pursuant to the terms of the applicable equity award agreements (including, as applicable, the satisfaction of any time and/or performance conditions therein). In connection with their terminations, Messrs. Ertas and Coffey entered into separation and release agreements pursuant to the terms of the Executive Severance Plan. The Executive Severance Plan is more fully described under "Potential Payments upon Termination or Change in Control" below.

Compensation Paid to Former Executive Officers

As described above, in light of their involuntary terminations by the Company without cause in November 2022 and February 2022, respectively, our former Chief Investment Officer Mr. Ertas and former Chief Credit Officer Mr. Coffey were ineligible to receive incentive awards for 2022 performance and received the majority of their compensation for 2022 in the form of severance. An overview of each element of such former executives' 2022 total direct compensation from the Company is set forth below:

Total Direct Compensation Element	Context	Total	
		I. Ertas	T. Coffey
Salary	▪ Received pro-rata portion of their $750,000 annual salaries through their respective termination dates	$687,500	$93,750
Cash Award for 2022 Performance	▪ Ineligible to receive incentive awards for 2022 performance due to their respective involuntary terminations by the Company without cause during 2022	$0	$0
Equity Award for 2022 Performance[1]	▪ Ineligible to receive incentive awards for 2022 performance due to their respective involuntary terminations by the Company without cause during 2022	$0	$0
Cash Severance Benefits Under the Executive Severance Plan	▪ Received cash severance benefits in an amount equal to the sum of (i) 1.25 times their annual base salary ($750,000 salary for each of Messrs. Ertas and Coffey) and (ii) 1.25 times their target cash bonus for the plan year in which the involuntary termination of employment occurred (target of $2,375,000 for Mr. Ertas and $2,125,000 for Mr. Coffey)	$3,906,250	$3,593,750
Pro-rated Cash Bonus Payment Under the Executive Severance Plan	▪ An executive officer who experiences an involuntary termination of employment without cause after March 31st of a calendar year will be eligible to receive a prorated cash bonus payment based on the amount of their cash bonus earned for the prior year. Accordingly, based on their respective termination dates, Mr. Ertas received a pro-rated cash bonus payment, while Mr. Coffey did not	$2,101,442	$0

1. While Messrs. Ertas and Coffey did not receive incentive awards for their performance in 2022, the equity awards they received in early 2022 as part of their annual incentives for performance in 2021 appear as 2022 compensation in the "Stock Awards" column in the Summary Compensation Table.

Executive Compensation Policies

Stock Ownership Guidelines

Position	Annaly Ownership Guideline
Chief Executive Officer	6x base salary
Other Executive Officers	3x base salary

We believe that stock ownership guidelines further align the interests of our executive officers with those of our stockholders by promoting a long-term focus and long-term share ownership. All executive officers are subject to robust stock ownership guidelines expressed as a multiple of base salary. Shares counting toward the guideline include shares that are owned outright and any shares of stock received from vested equity awards.

Stock Retention

Executive officers are required to hold shares received under awards (after taxes) until the later of (i) one year after the shares were acquired upon exercise or vesting, or (ii) the date their applicable stock ownership guidelines are met.

Clawback Policy

The MDC Committee has adopted an enhanced clawback policy requiring the recoupment of certain annual cash incentive compensation and equity compensation paid or granted to executive officers within three years preceding: (i) certain accounting restatements, if the executive officer engaged in fraud or misconduct, or recklessly or negligently failed to prevent the fraud or misconduct, that caused or significantly contributed to the need for the accounting restatement, or (ii) the MDC Committee's determination that an executive officer has engaged in certain "detrimental conduct," including breach of a fiduciary duty, willful misconduct or gross negligence in connection with employment, illegal activity, intentional violation of Company policies and conduct otherwise injurious to the Company, our reputation, character or standing. In 2022, the SEC adopted final rules related to clawbacks under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rules direct securities exchanges to implement listing standards that will require public companies to maintain and disclose a clawback policy that meets specified requirements. The MDC Committee intends to reevaluate the Company's clawback policy in light of the final rules, after the NYSE finalizes the applicable listing standards and in accordance with the required deadlines.

Prohibition on Hedging Company Securities

Employees, officers and Directors are prohibited from engaging in any hedging transactions with respect to Company securities held by them, including shares acquired in open market transactions or through our equity compensation program. Such prohibited transactions include the purchase of any financial instrument (including forward contracts and zero cost collars) designed to hedge or offset any decrease in the market value of Company securities.

Prohibition on Pledging Company Securities

The Company has a policy prohibiting employees, officers and Directors from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Risks Related to Compensation Policies and Practices

The MDC Committee is responsible for reviewing our compensation policies and practices to assess whether they could lead to excessive risk taking, the manner in which any compensation-related risks are monitored and mitigated and adjustments necessary to address changes in the Company's risk profile. The MDC Committee conducted a compensation risk assessment for 2022 with the assistance of its independent compensation consultant and determined that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee

The MDC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the MDC Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

| Vicki Williams (Chair) | Thomas Hamilton | Kathy Hopinkah Hannan | John H. Schaefer |

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following Summary Compensation Table provides information concerning the compensation of our NEOs paid or awarded during the fiscal year ended December 31, 2022 and the prior two fiscal years. As previously noted, we were externally managed before July 1, 2020, and prior to that time we did not directly pay compensation to the NEOs. As explained in the **Compensation Discussion and Analysis**, the NEOs were also awarded RSUs and PSUs as part of their total annual incentive award for 2022 performance, but because those equity awards were granted in early 2023, in accordance with SEC rules they do not appear in this year's Summary Compensation Table; however, in order to provide a complete picture of compensation paid or awarded to NEOs for service in 2022, these awards are included in the **Total Direct Compensation Table** on page 36, which is intended to supplement the Summary Compensation Table. Please see the **Compensation Discussion and Analysis** for a full discussion as to how the MDC Committee determined cash and equity awards for the NEOs linked to Company and individual performance for 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total[2]
David L. Finkelstein	2022	$1,000,000	$5,984,000	$7,324,950	$14,732[3]	$14,323,682
Chief Executive Officer,	2021	$1,000,000	$6,325,000	$1,800,001	$13,763	$9,138,764
Chief Investment Officer and Director	2020	$500,000	$7,200,000	$5,000,006	$3,772	$12,703,778
Serena Wolfe	2022	$750,000	$1,781,250	$749,992	$13,032[4]	$3,294,274
Chief Financial Officer	2021	$750,000	$3,000,000	$399,999	$12,363	$4,162,362
	2020	$375,000	$2,600,000	—	$29,831	$3,004,831
Steven F. Campbell[5]	2022	$750,000	$1,828,750	$1,799,961	$14,732[3]	$4,393,443
President and	2021	—	—	—	—	—
Chief Operating Officer	2020	—	—	—	—	—
Anthony C. Green	2022	$750,000	$1,781,250	$1,874,948	$14,732[3]	$4,420,930
Chief Corporate Officer, Chief	2021	$750,000	$1,875,000	$1,100,000	$13,763	$3,738,763
Legal Officer and Secretary	2020	$375,000	$2,800,000	$500,003	$3,772	$3,678,775
Ilker Ertas[6]	2022	$687,500	—	$2,324,962	$6,065,692[7]	$9,078,154
Former Chief Investment Officer	2021	$750,000	$2,325,000	$1,100,002	$13,763	$4,088,765
	2020	$375,000	$3,350,000	$100,058	$2,328	$3,827,386
Timothy P. Coffey[8]	2022	$93,750	—	$2,174,989	$3,644,947[9]	$5,913,686
Former Chief Credit Officer	2021	$750,000	$2,175,000	$599,995	$13,763	$3,538,758
	2020	$375,000	$3,200,000	$1,250,001	$4,278	$4,829,279

1. These amounts equal the aggregate grant date fair value of stock awards, inclusive of RSUs and/or PSUs, granted during the applicable fiscal year. The grant date fair value of RSUs were determined based on the closing price of the Company's common stock on the grant date. The grant date fair value of PSUs with performance conditions were determined based on the closing price of the Company's common stock on the grant date assuming a probable outcome that the PSUs would become earned at target. Assuming the maximum level of performance, the grant date fair value of the stock awards granted during 2022 would be: $8,834,734 for Mr. Finkelstein, $904,556 for Ms. Wolfe, $2,170,955 for Mr. Campbell, $2,261,397 for Mr. Green, $2,804,162 for Mr. Ertas and $2,623,277 for Mr. Coffey. For more information about the assumptions used for determining the grant date fair value of the NEOs' equity awards, see Note 16, "Long-Term Stock Incentive Plan," of Notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
2. Excludes compensation paid by the Former Manager for the period from January 1, 2020 through June 30, 2020.
3. Includes Company-paid group excess liability insurance premiums ($2,532) and 401(k) match ($12,200).
4. Includes Company-paid group excess liability insurance premiums ($2,532) and 401(k) match ($10,500).
5. Mr. Campbell was not an NEO in 2020 or 2021.
6. Effective November 2022, Mr. Ertas was involuntarily terminated by the Company without cause.
7. Includes Company-paid group excess liability insurance premiums ($2,532) and 401(k) match ($12,200). Also includes a cash severance benefit in the amount of $3,906,250, a cash payment for accrued and unused vacation in the amount of $43,268, and a pro-rated cash bonus payment of $2,101,442.
8. Effective February 2022, Mr. Coffey was involuntarily terminated by the Company without cause.
9. Includes Company-paid group excess liability insurance premiums ($2,532) and 401(k) match ($2,313). Also includes a cash severance benefit in the amount of $3,593,750, a cash payment for accrued and unused vacation in the amount of $24,035, as well as $22,317 for Mr. Coffey's legal fees related to his separation and release agreement.

Grants of Plan-Based Awards

The following table summarizes certain information regarding all plan-based awards granted to the NEOs during the year ended December 31, 2022. See "**2022 Annual Incentives – Cash and Equity Awards**" in Compensation Discussion and Analysis above for a description of the plan-based awards.

Name	Grant Date	Type of Award	Estimated Future Payouts Under Equity Incentive Plan Awards (# of Shares of Common Stock)[1][2]			All Other Stock Awards: Number of Shares of Stock[3]	Grant Date Fair Value of Stock Awards ($)[4]
			Threshold	Target	Maximum		
David L. Finkelstein	2/01/2022	RSU	—	—	—	116,048	$3,662,475
	2/01/2022	PSU	29,012	116,048	174,072	—	$3,662,475
Serena Wolfe	2/01/2022	RSU	—	—	—	11,882	$374,996
	2/01/2022	PSU	2,971	11,882	17,823	—	$374,996
Steven F. Campbell	2/01/2022	RSU	—	—	—	28,517	$899,997
	2/01/2022	PSU	7,129	28,516	42,774	—	$899,965
Anthony C. Green	2/01/2022	RSU	—	—	—	29,705	$937,490
	2/01/2022	PSU	7,426	29,704	44,556	—	$937,458
Ilker Ertas	2/01/2022	RSU	—	—	—	36,834	$1,162,481
	2/01/2022	PSU	9,209	36,834	55,251	—	$1,162,481
Timothy P. Coffey	2/01/2022	RSU	—	—	—	34,458	$1,087,494
	2/01/2022	PSU	8,615	34,458	51,687	—	$1,087,494

1. Amounts represent the number of shares to be earned at threshold, target, and maximum performance (before dividend equivalents) for the PSUs granted in early 2022 based on 2021 performance. For additional details about these PSUs, see "2021 Annual Incentives — Grant of PSUs" in the Compensation Discussion and Analysis included in the Company's proxy statement filed in April 2022.
2. We completed a 1-for-4 reverse stock split of our outstanding common stock on September 23, 2022. Number of shares of common stock in this table reflect the number of shares of common stock after giving effect to the reverse stock split.
3. Amounts represent the number of RSUs granted in early 2022 based on 2021 performance. For additional details about these PSUs, see "2021 Annual Incentives — Grant of RSUs" in the Compensation Discussion and Analysis included in the Company's proxy statement filed in April 2022.
4. See Footnote 1 to the Summary Compensation Table for additional information on how the grant date fair value for these awards was determined.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes certain information regarding outstanding equity awards of the NEOs during the year ended December 31, 2022. All market or payout values in the table shown for stock awards are based on the closing price of common stock on December 31, 2022 of $21.08 per share.

Name	Grant Date	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2][3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
		Number of Shares or Units of Stock That Have Not Vested (#)[1][2]	Market Value of Shares or Units of Stock That Have Not Vested ($)		
David L. Finkelstein	6/30/2020	42,900	$904,331	—	—
	1/29/2021	45,769	$964,809	—	—
	2/1/2022	129,738	$2,734,876	—	—
	2/1/2022	—	—	162,172	$3,418,595
Serena Wolfe	1/29/2021	7,627	$160,787	—	—
	1/29/2021	—	—	4,766	$100,464
	2/1/2022	13,284	$280,019	—	—
	2/1/2022	—	—	16,605	$350,023
Steven F. Campbell	1/31/2020	1,194	$25,171	—	—
	1/29/2021	11,441	$241,180	—	—
	1/29/2021	—	—	4,766	$100,464
	2/1/2022	31,881	$672,050	—	—
	2/1/2022	—	—	39,850	$840,034
Anthony C. Green	6/30/2020	8,579	$180,835	—	—
	1/29/2021	16,258	$348,401	—	—
	1/29/2021	—	—	21,452	$452,199
	2/1/2022	33,209	$700,047	—	—
	2/1/2022	—	—	41,510	$875,031
Ilker Ertas	1/31/2020	1,194	$25,171	—	—
	1/29/2021	19,071	$402,011	—	—
	1/29/2021	—	—	11,917	$251,216
	2/1/2022	41,179	$868,054	—	—
	2/1/2022	—	—	51,474	$1,085,068
Timothy P. Coffey	6/30/2020	21,449	$452,155	—	—
	1/29/2021	2,542	$53,588	—	—
	1/29/2021	—	—	23,387	$502,486
	2/1/2022	38,523	$812,059	—	—
	2/1/2022	—	—	48,153	$1,015,074

1. Represents the aggregate number of RSUs (including additional RSUs accrued as dividend equivalents), which vest in equal installments over three years starting on the first anniversary of the grant date, subject to continued employment.
2. We completed a 1-for-4 reverse stock split of our outstanding common stock on September 23, 2022. Number of shares of common stock in this table reflect the number of shares of common stock after giving effect to the reverse stock split.
3. Based on the performance through the end of 2022, the number of PSUs shown in the table assumes maximum (150%) and above target (125%) payouts for 2020 and 2021 PSU grants, respectively, and includes additional PSUs accrued as dividend equivalents. The PSUs are subject to cliff vesting following the end of the three-year performance period.

Stock Vested in 2022

The following table sets forth certain information with respect to our NEOs regarding stock vested during the year ended December 31, 2022.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1][2]	Value Realized on Vesting ($)[3]
David L. Finkelstein	247,098	$5,525,806
Serena Wolfe	3,414	$107,882
Steven F. Campbell	6,193	$195,699
Anthony C. Green	15,335	$421,384
Ilker Ertas	9,605	$303,518
Timothy P. Coffey	20,988	$505,223

1. Reflects previously granted RSU awards vesting during the fiscal year and related earned dividends (before any taxes were withheld).
2. We completed a 1-for-4 reverse stock split of our outstanding common stock on September 23, 2022. Number of shares of common stock in this table reflect the number of shares of common stock after giving effect to the reverse stock split.
3. Reflects fair value of vested shares using closing price of our common stock on the applicable date of vesting (before any taxes were withheld). Certain awards that vested during 2022 may be paid during 2023, when performance results were certified or as the result of certain payment delays required by U.S. tax laws.

Pension Benefits and Nonqualified Deferred Compensation

We did not provide the NEOs with any benefits pursuant to defined benefit plans and nonqualified deferred compensation plans during 2022. Our only retirement plan in which the NEOs were eligible to participate is the 401(k) Plan, which is a tax-qualified defined contribution retirement plan that is generally available to all employees on a non-discriminatory basis, and includes an opportunity to receive employer matching contributions.

Potential Payments upon Termination or Change in Control

The current active NEOs are eligible to participate in an Executive Severance Plan, which we adopted effective July 1, 2020.

The Executive Severance Plan provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as such term is defined therein). Severance benefits are payable in a lump sum and are calculated based on the participant's title, base salary and average or target cash bonus (depending on the year of termination), as described below.

If the CEO had an involuntary termination of employment without cause, the CEO would be eligible to receive severance benefits in an amount equal to the sum of (i) 1.5 times the CEO's annual base salary and (ii) 1.5 times the CEO's target cash bonus for the plan year in which the involuntary termination of employment occurs.

If any other NEO participating in the Executive Severance Plan had an involuntary termination of employment without cause, the other NEO would be eligible to receive severance benefits in an amount equal to the sum of (i) 1.25 times the executive's annual base salary and (ii) 1.25 times the executive's target cash bonus for the plan year in which the involuntary termination of employment occurs.

In addition, a participant who experiences an involuntary termination of employment without cause after March 31st of a calendar year will be eligible to receive a prorated cash bonus payment based on the amount of the participant's cash bonus earned for the prior year (subject to the Company's discretion to adjust the cash bonus amount for performance in the current year).

The Executive Severance Plan provides that severance may be recovered if the Company determines within three years after a participant's separation date that they engaged in conduct that constitutes "Detrimental Conduct" under our clawback policy. For additional information, see "**Clawback Policy**" in the Compensation Discussion and Analysis above.

Termination of Former Chief Investment Officer

In connection with Mr. Ertas' involuntary termination of employment by the Company without cause in November 2022, Mr. Ertas received a cash severance benefit in the amount of $3,906,250 and a pro-rated cash bonus payment of $2,101,442 under the terms of the Executive Severance Plan, a cash payment for accrued and unused vacation in the amount of $43,268, as well as the continued vesting of his outstanding equity awards pursuant to the terms of the applicable equity award agreement (including, as applicable, the satisfaction of any time and/or performance conditions therein). In connection with his termination, Mr. Ertas entered into a separation and release agreement pursuant to the terms of the Executive Severance Plan.

Termination of Former Chief Credit Officer

In connection with Mr. Coffey's involuntary termination of employment from the Company without cause in February 2022, Mr. Coffey received a cash severance benefit in the amount of $3,593,750 under the terms of the Executive Severance Plan, a cash payment for accrued and unused vacation in the amount of $24,035, as well as the continued vesting of his outstanding equity awards pursuant to the terms of the applicable equity award agreement (including, as applicable, the satisfaction of any time and/or performance conditions therein). In connection with his termination, Mr. Coffey entered into a separation and release agreement pursuant to the terms of the Executive Severance Plan. Under the separation and release agreement, the Company agreed to pay Mr. Coffey an amount of $22,317 for his legal fees related to the separation and release agreement.

Quantification of Termination Payments

The tables below show certain potential payments that would have been made to Ms. Wolfe and Messrs. Finkelstein, Campbell and Green under the Executive Severance Plan, assuming such person's employment had terminated at the close of business on December 31, 2022, under various scenarios, including a change in control.

The tables include only the value of the incremental amounts payable to each NEO arising from the applicable scenario and do not include the value of vested or earned, but unpaid, amounts owed to the applicable NEO as of December 31, 2022 (including, for example, dividend equivalents relating to dividends declared but not paid as of such date, vested but not settled RSUs or PSUs or the employer 401(k) matches for the NEOs).

The footnotes to the table describe the assumptions used in estimating the amounts shown in the tables. As used below, the terms "Cause," "Change in Control," "Disability" and "Good Reason" shall have the respective meanings set forth in the Executive Severance Plan.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of the NEO's separation from the Company.

Name[1]	Termination by Company Without Cause (Other Than Within Two Years of Change in Control)	Termination by Company Without Cause (Within Two Years of a Change in Control)	Death	Disability	Termination by Company for Cause or Voluntary Termination by Executive (With or Without Good Reason)
David L. Finkelstein					
Severance	$10,476,000	$10,476,000	$0	$0	$0
Bonus	$5,984,000	$5,984,000	$0	$0	$0
Accelerated Equity Awards[2]	$0	$8,022,610	$7,338,891	$4,604,016	$0
Benefits	$0	$0	$0	$0	$0
Total	$16,460,000	$24,482,610	$7,338,891	$4,604,016	$0
Serena Wolfe					
Severance	$3,164,063	$3,164,063	$0	$0	$0
Bonus	$1,781,250	$1,781,250	$0	$0	$0
Accelerated Equity Awards[2]	$0	$891,293	$801,196	$440,806	$0
Benefits	$0	$0	$0	$0	$0
Total	$4,954,313	$5,836,606	$801,196	$440,806	$0
Steven F. Campbell					
Severance	$3,223,438	$3,223,438	$0	$0	$0
Bonus	$1,828,750	$1,828,750	$0	$0	$0
Accelerated Equity Awards[2]	$0	$1,878,899	$1,690,800	$938,401	$0
Benefits	$0	$0	$0	$0	$0
Total	$5,052,188	$6,931,087	$1,690,800	$938,401	$0

Name[1]	Termination by Company Without Cause (Other Than Within Two Years of Change in Control)	Termination by Company Without Cause (Within Two Years of a Change in Control)	Death	Disability	Termination by Company for Cause or Voluntary Termination by Executive (With or Without Good Reason)
Anthony C. Green					
Severance	$3,164,063	$3,164,063	$0	$0	$0
Bonus	$1,781,250	$1,781,250	$0	$0	$0
Accelerated Equity Awards[2]	$0	$2,556,513	$2,291,067	$1,229,283	$0
Benefits	$0	$0	$0	$0	$0
Total	$4,954,313	$7,501,826	$2,291,067	$1,229,283	$0

1. Messrs. Ertas and Coffey are excluded from the above table due to their involuntary terminations by the Company without cause effective November 2022 and February 2022, respectively. Actual severance benefits paid to Messrs. Ertas and Coffey are respectively outlined in "Termination of Former Chief Investment Officer" and "Termination of Former Chief Credit Officer" above.

2. The value of accelerated equity awards is based on the closing price of the common stock on December 31, 2022 ($21.08 per share) and includes accrued dividend equivalents. Any PSUs that accelerate for a termination that is within two years after a Change in Control will be based on the greater of: (A) an assumed achievement of all relevant performance goals at the "target" level or (B) the actual level of achievement of all relevant performance goals against target as of the Company's fiscal quarter-end preceding the Change in Control. Per the Company's 2020 Equity Incentive Plan, if awards are not assumed or replaced in connection with a Change in Control, the awards will vest upon the closing of the transaction. Based on the performance through the end of 2022, the number of PSUs shown in the table under this scenario assumes above target (125%) payouts for 2021 PSU grants. In the event of termination by the Company without cause (other than within two years of a Change in Control) or in the event of disability, unvested PSUs will continue to vest in accordance with their terms (time and performance requirements) as though such termination of service had not occurred provided that the executive complies with any applicable post-employment covenants.

Compensation Committee Interlocks and Insider Participation

During 2022, the MDC Committee was comprised solely of the following Independent Directors: Ms. Williams (Chair), Dr. Hannan and Messrs. Hamilton and Schaefer. None of them has at any time served as an officer or employee of the Company or any affiliate or has any other business relationship or affiliation with the Company, except service as a Director. No member of the MDC Committee has had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2022, none of the Company's executive officers served on the compensation committee (or other committee serving an equivalent function) of another entity whose executive officers served on the MDC Committee or Board.

CEO Pay Ratio

As required by applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our median employee to the annual total compensation of Mr. Finkelstein, the Company's Chief Executive Officer and Chief Investment Officer. For 2022, our last completed fiscal year:

▪ the annual total compensation of our median employee was $335,000; and

▪ the annual total compensation of the CEO as reported in the **Summary Compensation Table** included in this Proxy Statement was $14,323,682.

Based on this information, for 2022 the CEO's annual total compensation was 43 times that of the annual total compensation of our median employee.

We took the following steps to identify our median employee, as well as to determine the annual total compensation of our median employee and our CEO.

1. We determined that, as of December 31, 2022, our employee population consisted of approximately 160 individuals, all of whom were full-time employees as of the determination date.

2. To identify the "median employee" from our employee population, we used the amount of "gross wages" for the identified employees as reflected in our payroll records for the period in the fiscal year through the determination date together with any equity awards paid or awarded during the year. For gross wages, we generally used the total amount of compensation the employees were paid before any taxes, deductions, insurance premiums and other payroll withholding. We did not use any statistical sampling techniques.

3. For the annual total compensation of our median employee, we identified and calculated the elements of that employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x), resulting in annual total compensation of $335,000.

4. For the annual total compensation of the CEO (inclusive solely of compensation paid or awarded by the Company), we used the amount reported in the "Total" column of the **Summary Compensation Table** included in this Proxy Statement.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from us, are likely not comparable to our SEC-required or supplemental CEO pay ratios.

PAY FOR PERFORMANCE DISCLOSURES

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to the **Compensation Discussion and Analysis**.

Year (a)	Summary Compensation Table Total for CEO[1] (b)		Compensation Actually Paid to CEO[4] (c)		Average Summary Compensation Table Total for Other NEOs[5] (d)	Average Compensation Actually Paid to Other NEOs[6] (e)	Value of initial fixed $100 investment based on:		GAAP Net Income ($000s)[9] (h)	Tangible Economic Return[10] (i)
	D. Finkelstein[2]	G. Votek[3]	D. Finkelstein[2]	G. Votek[3]			TSR[7] (f)	Peer Group TSR[8] (g)		
2022[11]	$14,323,682	$0	$11,087,169	$0	$5,420,097	$4,916,762	$82.75	$69.20	$1,726,420	(23.70%)
2021	$9,138,764	$0	$9,511,494	$0	$3,882,162	$4,027,576	$105.00	$91.50	$2,396,280	0.00%
2020	$12,703,778	$2,070,906	$16,250,879	$1,761,597	$3,835,068	$3,994,675	$102.43	$77.80	($889,772)	1.56%

1. The dollar amounts reported in column (b) are the amounts of total compensation reported for Messrs. Finkelstein and Votek for each corresponding year in the "Total" column of the Summary Compensation Table.
2. Mr. Finkelstein has served as our CEO since March 2020 and as our Chief Investment Officer since November 2016 (other than during the period from December 2021 through November 2022).
3. Mr. Votek served as our Interim CEO until March 2020.
4. The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Messrs. Finkelstein and Votek, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Finkelstein and Votek during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Finkelstein's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total	Reported Value of Equity Awards[a]	Adjusted Equity Value[b]	Compensation Actually Paid
2022	$14,323,682	($7,324,950)	$4,088,437	$11,087,169
2021	$9,138,764	($1,800,001)	$2,172,731	$9,511,494
2020	$12,703,778	($5,000,006)	$8,547,107	$16,250,879

a. The reported value of equity awards represents the amount reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.
b. The adjusted equity value for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the adjusted equity value are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$5,469,751	($5,839,034)	$0	$4,399,928	$0	$57,792	$4,088,437
2021	$1,868,886	($998,385)	$0	$1,259,860	$0	$42,370	$2,172,731
2020	$6,837,672	$0	$0	$0	$0	$1,709,435	$8,547,107

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Votek's total compensation for 2020 to determine the compensation actually paid, using the same methodology described above:

Year	Reported Summary Compensation Table Total	Reported Value of Equity Awards	Equity Award Adjustments[c]	Compensation Actually Paid
2020	$2,070,906	($999,999)	$690,690	$1,761,597

c. The amounts deducted or added in calculating the adjusted equity value for 2020 are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2020	$0	$0	$690,690	$0	$0	$0	$690,690

5. The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Messrs. Finkelstein and Votek) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Messrs. Finkelstein and Votek) in each applicable year are as follows: (i) for 2022, Steven F. Campbell, Ilker Ertas, Anthony C. Green and Serena Wolfe; and (ii) for 2021 and 2020, Timothy P. Coffey, Ilker Ertas, Anthony C. Green and Serena Wolfe.

6. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the Company's NEOs as a group (excluding Messrs. Finkelstein and Votek), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Company's NEOs as a group (excluding Messrs. Finkelstein and Votek) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for each year to determine the compensation actually paid, using the same methodology described above in footnote 4:

Year	Average Reported Summary Compensation Table Total for Other NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[d]	Average Compensation Actually Paid to Other NEOs
2022	$5,420,097	($1,784,970)	$1,281,635	$4,916,762
2021	$3,882,162	($774,999)	$920,413	$4,027,576
2020	$3,835,068	($462,516)	$622,123	$3,994,675

d. The amounts deducted or added in calculating the total average adjusted equity value are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$1,332,883	($508,169)	$0	$306,741	$0	$150,180	$1,281,635
2021	$804,772	($197,067)	$0	$228,326	$0	$84,382	$920,413
2020	$622,123	$0	$0	$0	$0	$0	$622,123

7. Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

8. Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Bloomberg Mortgage REIT Index.

9. The dollar amounts reported represent the amount of GAAP net income reflected in the Company's audited financial statements for the applicable year.

10. "Tangible Economic Return" means the Company's change in tangible book value plus dividends declared divided by the prior period's book value. For comparison, the Company's Tangible Economic Return (Loss) for each of 2022, 2021 and 2020 was (23.70%), 0.00% and 1.56%, respectively. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Tangible Economic Return is the financial performance measure that represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance.

11. Refer to the "Compensation Discussion and Analysis – Total Direct Compensation Table" for the total direct compensation paid or awarded to each NEO for 2022, including compensation for 2022 performance that was paid or awarded by the Company in early 2023, which the MDC Committee believes best aligns with how it views executive compensation for a given performance year.

Financial Performance Measures

As described in greater detail in the Compensation Discussion and Analysis, our executive compensation program reflects a variable pay-for-performance philosophy. The MDC Committee believes that the metrics utilized for our incentive awards represent key measures of the Company's financial performance and support sustained value creation for stockholders. The most important financial performance measures used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

- Tangible Economic Return

- Total Shareholder Return

- OpEx to Equity

- Average EAD Return on Equity

Relationship Between Financial Performance Measures and Executive Compensation

While we utilize several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In addition, any alignment between compensation actually paid and our performance measures is impacted by the fact that we pay annual cash incentives and award annual equity incentives for a particular performance year early in the subsequent year, and compensation actually paid for a particular performance year includes annual cash incentives paid in respect of such performance year regardless of when paid, but excludes equity incentives awarded in respect of such performance year unless granted during such performance year. This timing issue was particularly amplified between 2020 and 2021, as Mr. Finkelstein received a one-time equity award upon the completion of the Internalization in June 2020; however, such award was considered by the MDC Committee as part of Mr. Finkelstein's total annual incentive compensation for 2020 and essentially reduced the 2020 equity incentive award that would otherwise have been awarded to him in early 2021 for performance in the prior year. In order to present more complete information on how the MDC Committee views executive compensation for a given performance year, regardless of when paid, we annually disclose a Total Direct Compensation Table.

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The graph below presents the relationship between the amount of compensation actually paid ("CAP") to Messrs. Finkelstein and Votek, and the average amount of CAP to the Other NEOs with our cumulative TSR over 2020, 2021 and 2022. As described in the **Compensation Discussion and Analysis**, we utilize a TSR governor to limit the Relative Tangible Economic Return-linked portions of annual incentive amounts and PSU award payouts to 100% of target if TSR for the respective performance period is negative.



CAP vs. TSR

Relationship between Company TSR and Peer Group TSR

The graph above titled "CAP vs. TSR" presents the relationship of our cumulative TSR to that of our peer group (Bloomberg Mortgage REIT Index) for 2020, 2021 and 2022. For a graph and table comparing the yearly percentage change in the Company's cumulative TSR to that of the Bloomberg Mortgage REIT Index for the five-year period ended December 31, 2022, please refer to the Share Performance Graph included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Compensation Actually Paid and GAAP Net Income

The graph below presents the relationship between the amount of CAP to Messrs. Finkelstein and Votek, and the average amount of CAP to the Other NEOs with our GAAP net income for 2020, 2021 and 2022. While we do not use GAAP net income as a performance measure in the overall executive compensation program, we use a non-GAAP adjusted earnings-linked measure (Average EAD Return on Equity) to determine 50% of PSU award payouts. For a reconciliation of EAD to GAAP net income, please refer to the Appendix.

CAP vs. GAAP Net Income



Compensation Actually Paid and Tangible Economic Return

The graph below presents the relationship between the amount of CAP to Messrs. Finkelstein and Votek, and the average amount of CAP to the Other NEOs with our Tangible Economic Return for 2020, 2021 and 2022. As described in the **Compensation Discussion and Analysis**, we utilize Relative Tangible Economic Return for the respective performance period to determine 30% of annual incentive amounts and 50% of PSU award payouts.

CAP vs. Tangible Economic Return



PROPOSAL 2
Advisory Approval of Executive Compensation

The Board is committed to corporate governance best practices and recognizes the significant interest of stockholders in executive compensation matters. The Company is providing this non-binding advisory vote pursuant to Section 14A of the Exchange Act.

In considering this vote, the Company invites our stockholders to review the "**Compensation Discussion and Analysis**" and "**Executive Compensation Tables**" above. As described in the Compensation Discussion and Analysis, the MDC Committee is focused on continually enhancing the Company's compensation framework to reflect strong compensation governance and reward sustained value creation. The MDC Committee is committed to institutionalizing an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk taking.



The Board unanimously recommends that the stockholders vote **FOR** the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED."

While this vote is advisory and non-binding, the Board and the MDC Committee value the views of the Company's stockholders and will consider the voting results when making compensation decisions in the future.

PROPOSAL 3
Advisory Vote on the Frequency of Future Advisory Votes to Approve the Company's Executive Compensation

As required pursuant to Section 14A of the Exchange Act, the Company is seeking a vote from stockholders as to how frequently (a "Say-on-Frequency" vote) the Company should hold Say-on-Pay votes. By voting on this proposal, stockholders may indicate whether they would prefer that the Company conduct future Say-on-Pay votes every one, two or three years. Stockholders may also abstain from casting a vote on this proposal. The Company currently holds a Say-on-Pay vote every year, and the Board has determined that conducting a Say-on-Pay vote every year is the most appropriate alternative for, and in the best interests of, the Company. In reaching this recommendation, the Board considered that holding an annual Say-on-Pay vote is consistent with the preference expressed by the Company's stockholders in response to our prior Say-on-Frequency vote in 2017, where a majority of the votes cast voted to hold an annual Say-on-Pay vote. In addition, the Board recognizes that holding a Say-on-Pay vote on an annual basis is a corporate governance best practice and is consistent with the Company's policy of facilitating communications of stockholders with the Board and its various committees, including the MDC Committee. Although the Board intends to carefully consider the voting results of this proposal, the vote is advisory and not binding on the Company or the Board. The Board may decide that it is in the best interests of the Company to hold an advisory vote to approve our executive compensation more or less frequently than the frequency preferred by stockholders.



The Board unanimously recommends that you select "**EVERY ONE YEAR**" for the frequency of future advisory votes to approve the Company's executive compensation.

PROPOSAL 4
Amendment to the Company's Charter to Decrease the Number of Authorized Shares of Stock

The Board has authorized and declared advisable an amendment to the Company's articles of incorporation (as amended, the "Charter") that reduces the number of authorized shares of common stock from 2,936,500,000 to 1,468,250,000 and reduces, consistent with the foregoing, the number of overall shares of capital stock from 3,000,000,000 to 1,531,750,000. The proposed amendment is subject to approval by the holders of our common stock.

The Board has determined that it is advisable and in the best interests of the Company to amend the Charter in light of the 1-for-4 reverse stock split of our outstanding common stock, which was completed on September 23, 2022 (the "Reverse Stock Split"). Immediately prior to the Reverse Stock Split, we had 2,936,500,000 shares of common stock authorized for issuance, of which 1,869,274,630 shares were outstanding and 620,014,753 shares were reserved for issuance under various Company plans, including our Direct Purchase and Dividend Reinvestment Program, our equity incentive plans, and shares to be issued upon exchange or conversion of outstanding preferred stock (collectively referred to as our shares "reserved for issuance"). Thus, prior to the Reverse Stock Split, our outstanding shares of common stock plus our shares reserved for issuance represented approximately 85% of our available shares of common stock (referred to as our share "usage" rate).

Following the Reverse Stock Split, we continued to have 2,936,500,000 shares of common stock authorized for issuance. However, after giving effect to the Reverse Stock Split and as of the Record Date for this Annual Meeting, 493,880,722 shares of our common stock were issued and outstanding and approximately 203,348,533 shares of common stock were reserved for issuance, resulting in an approximate 24% usage of our available shares of common stock.

The proposed amendment would result in us having 1,468,250,000 shares of common stock available for issuance and, based on the 493,880,722 shares of common stock outstanding and 203,348,533 shares reserved for issuance as of the Record Date, would represent an approximate 47% usage of our available shares of common stock post reduction. The proposed amendment does not impact the number of authorized or outstanding shares of our preferred stock.

Neither Maryland law nor the Charter require a reduction in the total number of authorized shares of the Company's common stock as a result of the Reverse Stock Split. In determining to recommend such a reduction, the Board considered the number of shares that would be available for issuance following a reduction that is proportionate to the 1-for-4 split ratio of the Reverse Stock Split. The Board also considered the potential for future stock issuances, which may include possible equity financings, opportunities for expanding our business through investments or acquisitions, management incentives and employee benefit plans, stock dividends or stock splits, and for other general corporate purposes. The Board determined that a proportionate reduction would result in approximately 95% usage of our available shares of common stock post reduction, which would not provide the Company with sufficient availability of stock to provide for our future needs. Therefore, the Board believes that the reduction of authorized shares contemplated by this proposal is advisable and in the best interests of the Company because it will maintain a sufficient but not excessive number of available shares of common stock for our future operations and financing needs while still reducing the overall number of authorized shares to account for the Reverse Stock Split.



The Board unanimously recommends that stockholders vote **FOR** the approval of the amendment to the Company's Charter to decrease the number of authorized shares of stock to 1,531,750,000.

If the proposal is approved, the Charter would be amended by deleting the first two sentences of ARTICLE VI(A) and replacing them with the following:

"A. The total number of shares of stock of all classes which the Corporation has authority to issue is one billion five hundred thirty-one million seven hundred fifty thousand (1,531,750,000) shares of capital stock, par value one cent ($0.01) per share, amounting in the aggregate par value to $15,317,500. Of these shares of capital stock, 1,468,250,000 shares are classified as "Common Stock," 28,800,000 shares are classified as "6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock," 17,000,000 shares are classified as "6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock," and 17,700,000 shares are classified as "6.75% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock.""

If the amendment is approved, the Company will file articles of amendment to the Charter containing the amendment with the State Department of Assessments and Taxation of Maryland, which will become effective upon its acceptance for record of the articles of amendment or at such other time as set forth in the articles of amendment. If the amendment is not approved, the Company's current authorized stock will remain unchanged.

AUDIT COMMITTEE MATTERS

PROPOSAL 5
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, and stockholders are being asked to ratify this appointment at the Annual Meeting as a matter of good corporate governance. EY has served as Annaly's independent registered public accounting firm since 2012. In appointing EY, the Audit Committee considered a number of factors, including EY's independence, objectivity, level of service, industry knowledge, technical expertise and tenure as the independent auditor. The Company expects that representatives of EY will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. If the appointment of EY is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent auditor at any time during the year if the Audit Committee determines that such a change would be advisable and in the best interest of the Company.

 The Board unanimously recommends a vote **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2023.

Report of the Audit Committee

The Audit Committee of the Board of Directors (the "Board") of Annaly Capital Management, Inc., a Maryland corporation (the "Company"), operates pursuant to a charter which it reviews annually, and a brief description of the Audit Committee's primary responsibilities is included under the heading "**Board Committees – Audit Committee**" in this Proxy Statement. Under the Audit Committee's charter, management is responsible for the preparation of the Company's financial statements and the independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

The Audit Committee has reviewed and discussed Annaly's audited financial statements with management and with Ernst & Young LLP ("EY"), the Company's independent auditor for 2022.

The Audit Committee has discussed with EY the matters required to be discussed by applicable standards adopted by the Public Company Accounting Oversight Board ("PCAOB"), including the critical audit matters set forth in EY's audit report and matters concerning EY's independence. EY has also provided to the Audit Committee the written disclosures and letter required by the applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence. The Audit Committee also discussed with EY their independence from the Company and management, and considered whether non-audit services provided by EY to the Company are compatible with maintaining EY's independence. In determining whether to appoint EY as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, the Audit Committee took into consideration a number of factors, including historical and recent performance on the Company's audit, including service level and quality of staff and overall work; EY's tenure, independence and objectivity; EY's capability and expertise, including its understanding of our business and operations and overall industry knowledge; legal and regulatory considerations; data related to audit quality and performance, including recent PCAOB inspection reports on the firm; the appropriateness of EY's fees; and the results of a management survey of EY's overall performance.

In reliance on these reviews and discussions, and the report of the independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission.

| Kathy Hopinkah Hannan (Chair) | Thomas Hamilton | Michael Haylon | John H. Schaefer |

Relationship with Independent Registered Public Accounting Firm

The aggregate fees billed for 2022 and 2021 by EY for each of the following categories of services are set forth below:

Service Category	2022	2021
Audit Fees[1]	$3,421,075	$3,022,800
Audit-Related Fees[2]	—	$64,000
Tax Fees[3]	$336,670	$393,660
All Other Fees[4]	$405,000	$313,675
Total[5]	$4,162,745	$3,794,135

1. Audit fees primarily relate to integrated audits of the Company's annual consolidated financial statements and internal control over financial reporting under Sarbanes-Oxley Section 404, reviews of the Company's quarterly consolidated financial statements, audits of the Company's subsidiaries' financial statements, accounting consultations and comfort letters and consents related to SEC registration statements.
2. Audit-Related fees are primarily for assurance and related services that are traditionally performed by the independent registered public accounting firm.
3. Tax fees are primarily for preparation of tax returns and compliance services and tax consultations.
4. All Other fees are for those services not described in one of the other categories.
5. EY also provides audit and tax consulting and compliance services to funds that we do not consolidate. The fees for these services are provided to and paid by the funds and therefore are not included in the above table.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by the independent registered public accounting firm. The Audit Committee retained EY to provide certain non-audit services in 2022, consisting of tax compliance and consultations, all of which were pre-approved by the Audit Committee.

The Audit Committee determined that the provision by EY of these non-audit services is compatible with EY maintaining its independence.

In addition to the non-audit services described above, the Audit Committee also pre-approved certain audit services, including comfort letters and consents related to SEC registration statements.

> ### The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by the independent auditor

We understand the need for EY to maintain objectivity and independence as the auditor of our financial statements and internal control over financial reporting. In accordance with SEC rules, the Audit Committee requires the lead EY partner assigned to Annaly's audit to be rotated at least every five years, and the Audit Committee and its Chair are involved in selecting each new lead audit partner. The Audit Committee approved the hiring of EY to provide all of the services detailed above prior to such independent registered public accounting firm's engagement. None of the services related to the Audit-Related Fees described above was approved by the Audit Committee pursuant to a waiver of pre-approval provisions set forth in applicable rules of the SEC.

PROPOSAL 6

Consideration of an Advisory Stockholder Proposal to Further Reduce the Ownership Threshold to Call a Special Meeting

John Chevedden, whose address is 2215 Nelson Avenue, Redondo Beach, California, has notified the Company of his intention to present the proposal printed below for stockholder consideration at the Annual Meeting.

The Company has printed verbatim the text of Mr. Chevedden's proposal and his supporting statement. His proposal will be voted on at the Annual Meeting only if it is properly presented by or on behalf of Mr. Chevedden.

 The Board unanimously recommends that stockholders vote **AGAINST** this stockholder proposal.

Stockholder Proposal

Proposal 6 - Adopt a Shareholder Right to Call a Special Shareholder Meeting



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting regardless of length of stock ownership.

One of the main purposes of this proposal is to give all shareholders the right to formally participate in calling for a special shareholder meeting and to clear up any ambiguity that could prevent street name shareholders from the same formal participation in calling for a special shareholder meeting as non street name shareholders to the fullest extent possible.

Currently it appears only non street name shareholders can formally participate in calling for a special shareholder meeting. Thus if one makes the reasonable estimate that 50% of Annaly Capital stock is non street name stock, it means that our current requirement that 25% of shares are needed to call for a special shareholder meeting translates into 50% of this one category of stock.

Thus what seems to be a somewhat favorable 25% right to call for a special shareholder meeting turns into an unfavorable 50% right to call for a special shareholder meeting plus we have no right to act by written consent. A 50% stock ownership threshold to call for a special shareholder meeting means that any fleeting shareholder thought of calling for a special shareholder meeting is killed in the crib.

Plus many companies allow for both a right to call a shareholder meeting and a shareholder right to act by written consent and Annaly Capital Management shareholders have no right to act by written consent.

Calling for a special shareholder meeting is hardly ever used by shareholders but the main point of the right to call for a special shareholder meeting is that it gives shareholders at least significant standing to engage effectively with management.

Management will have an incentive to genuinely engage with shareholders instead of stonewalling shareholders if shareholders have a realistic Plan B option of calling a special shareholder meeting. Management likes to claim that shareholders have multiple means to communicate with management but in most cases these low impact means are as effective as mailing a post card to the CEO. A reasonable shareholder right to call a special shareholder meeting is an important step for effective shareholder engagement with management.

Please vote yes:

Adopt a Shareholder Right to Call a Special Shareholder Meeting - Proposal 6

Board of Directors' Statement

The Board has carefully considered the above proposal and unanimously recommends a vote **AGAINST** this proposal because the Board believes that the change requested by the proponent is unnecessary and not in the best interests of the Company or our stockholders.

The Company recently addressed stockholder special meeting rights by proactively lowering the threshold for stockholders to call a special meeting to 25% of shares outstanding after conducting extensive stockholder engagement

In February 2022, in response to stockholder engagement and to further enhance the Company's corporate governance and stockholder rights framework, the Board affirmatively amended and restated our bylaws (the "Bylaws") to reduce the ownership threshold required for stockholders to call a special meeting from a majority of shares outstanding to 25%. The Board believes that this existing special meeting right is the most appropriate for the Company at this time because it preserves a reasonable balance between providing stockholders with a meaningful right to call a special meeting and protecting stockholders against the unnecessary waste of corporate resources and disruption associated with convening a special meeting called by a small minority of stockholders to advance a narrow special interest or agenda. The Company has conducted substantial engagement with stockholders on this topic, meeting with 25% of our outstanding stockholders for their feedback on the appropriate special meeting right in the last three years. In addition, the Board also reviewed the policies of our major investors and considered that the 25% stock ownership threshold is the most common threshold used by companies in the S&P 500 with special meeting rights. Moreover, a 10% ownership threshold is lower than that of approximately 83% of S&P 500 companies that offer special meeting rights.

Special meeting rights are available to all stockholders, including beneficial holders

Our Bylaws provide all stockholders with the right to call a special meeting. Any stockholder, whether beneficial or of record, may exercise the right to call a special meeting. Stockholders that hold their shares through a broker, dealer, bank or another entity may, if they desire, either easily direct their broker or bank to participate in calling a special meeting or freely move their shares into registered name. In order to participate in calling a special meeting, beneficial holders can provide proof of ownership by submitting a written statement from the record holder of the securities (usually a bank or broker). When lowering the threshold to call a special meeting in 2022, our Board determined that it was in the best interest of our stockholders to provide this meaningful right to all stockholders.

Special meetings require substantial resources

Convening a special meeting of stockholders requires a substantial commitment of time, effort and resources, including significant legal and administrative fees, by the Company, our management and the Board, regardless of whether the meeting is held in person or virtually. The Company must pay to prepare, print and distribute to stockholders the legal disclosure documents related to the meeting, solicit proxies, tabulate votes and, for a virtual meeting, engage a service provider to host the meeting online. Management must also divert time to preparing for and conducting the meeting that could otherwise be dedicated to operating the business. Because of the considerable financial and administrative burdens associated with special meetings, the Board believes that special meetings should occur only to address extraordinary or urgent matters of importance to a reasonable percentage of our stockholders. If such a situation were to occur, the Company's current 25% ownership threshold affords stockholders a meaningful opportunity to call a special meeting. A failure to receive 25% support to convene a special meeting is a strong indication that the issue is unduly narrow and not deemed critical by our stockholders generally. Lowering the ownership threshold to 10% may result in the right being used by special interest stockholders or stockholders with short-term outlooks seeking to advance narrow objectives that do not advance value for all stockholders, which would be costly and disruptive to the Company. The Board does not consider these objectives to be in the best long-term interests of all of our stockholders. Such a low threshold would give a small number of stockholders a disproportionate amount of influence over the affairs of the Company.

The Company engages in robust and meaningful engagement with our stockholders year-round

We actively and meaningfully engage with our stockholders throughout the year to provide an open and constructive forum for stockholders to express any concerns between annual meetings. Our stockholder engagement efforts allow us to better understand our stockholders' priorities and perspectives, and enable the Company to effectively address the issues that matter most to our stockholders. In 2022, we reached out to 100% of all institutional investors and held over 125 meetings with stockholders across the U.S., Canada and Europe since 2022. In fact, it was in response to such robust and meaningful engagement with our stockholders that our Board determined that it was in the best interests of our stockholders to proactively lower the ownership threshold to call a special meeting to 25% of shares outstanding in 2022.

The Company maintains a strong and effective corporate governance framework that demonstrates our commitment to remaining responsive and accountable to our stockholders

We are dedicated to strong and effective corporate governance and our Board regularly assesses and refines our corporate governance policies and practices. In addition to providing all stockholders with the meaningful right to call a special meeting at a 25% ownership threshold, we have also implemented a number of other corporate governance measures to safeguard the interests of our stockholders over the last five years. These measures include:

- Declassifying our Board so that Directors are elected annually with a majority voting standard in uncontested elections

- Separating the roles of CEO and Chair of the Board and appointing an Independent Chair of the Board

- Internalizing the management of the Company, with the MDC Committee of the Board assuming oversight of the Company's executive compensation program

- Amending our Corporate Governance Guidelines to formalize our Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity

- Adding 5 new Independent and diverse Directors to our Board since 2018

- Amending our governance documents to reflect integrated ESG oversight across the Board and its Committees

The Board believes that the Company's strong and effective corporate governance policies and procedures provide the appropriate balance between ensuring accountability to our stockholders and enabling us to effectively oversee the Company's business and affairs for the long-term benefit of our stockholders. The Board recently determined to lower the threshold to call a special meeting to 25% of shares outstanding, which aligns with best practices and strikes the appropriate balance between allowing stockholders to vote on important matters that arise between annual meetings and protecting against the potential for misuse of that right by a small group of stockholders with narrow short-term interests. In light of this recent amendment to our special meeting right and the Board's demonstrated commitment to strong corporate governance and meaningful engagement with stockholders throughout the year, the Board believes that the adoption of this proposal is unnecessary and not in the best long-term interests of all of our stockholders.

Based on the foregoing governance considerations, stockholder feedback and market practice, and after careful consideration, the Board unanimously recommends that you vote **AGAINST** this proposal.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 20, 2023 relating to the beneficial ownership, as defined in SEC rules, of our common stock by (i) each NEO, (ii) each Director and nominee for Director, (iii) all executive officers and Directors as a group and (iv) all persons that we know beneficially own more than 5% of our outstanding common stock. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.

Knowledge of the beneficial ownership of our common stock as shown below is drawn from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[3]
David L. Finkelstein	249,154	*
Serena Wolfe	10,858	*
Steven F. Campbell	24,932	*
Anthony C. Green	61,820	*
Timothy P. Coffey[4]	31,606	*
Ilker Ertas[5]	30,191	*
Francine J. Bovich	63,573	*
Wellington J. Denahan	473,554	*
Thomas Hamilton[6]	134,531	*
Kathy Hopinkah Hannan	19,530	*
Michael Haylon	67,463	*
Martin Laguerre[7]	0	*
Eric A. Reeves	11,334	*
John H. Schaefer	61,295	*
Glenn A. Votek	97,508	*
Vicki Williams	22,746	*
All Executive Officers & Directors as a Group (14 People)[8]	1,298,298	*
The Vanguard Group, Inc.[9]	44,821,374	9.1%
BlackRock, Inc.[10]	54,334,796	11.0%

*   Represents beneficial ownership of less than one percent of the common stock.

1.   The business address of each Director and NEO is c/o Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036. To the best of the Company's knowledge, each Director and NEO has sole voting and investment power with respect to the shares he or she beneficially owns.

2.   For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person, or such group of persons, has the right to acquire within 60 days of the date of determination. DSUs included in the above table are as follows: Francine J. Bovich 60,198 DSUs; Wellington J. Denahan 6,834 DSUs; Thomas Hamilton 19,531 DSUs; Kathy Hopinkah Hannan 9,995 DSUs; Michael Haylon 67,463 DSUs; Eric A. Reeves 8,060 DSUs; John H. Schaefer 39,422 DSUs; Glenn A. Votek 9,995 DSUs; and Vicki Williams 22,746 DSUs.

3.   For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or group of persons has the right to acquire within 60 days, including DSUs, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such person or group of persons, but are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by any other person or group of persons.

4.   Mr. Coffey was involuntarily terminated by the Company without cause effective February 2022. The beneficial ownership amount shown in the table above for Mr. Coffey is based on his holdings as reported in his most recent Form 4, which was filed with the SEC on February 3, 2022.

5.   Mr. Ertas was involuntarily terminated by the Company without cause effective November 2022. The beneficial ownership amount shown in the table above for Mr. Ertas is based on his holdings as reported in his most recent Form 4, which was filed with the SEC on February 3, 2022.

6.   Includes 82,500 shares owned by Cure FA Foundation, Inc.

7.   Mr. Laguerre was appointed to the Board effective March 13, 2023.

8.   Excludes shares owned by Messrs. Coffey and Ertas.

9. The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, as a parent holding company or control person of certain named funds ("Vanguard"), filed a Schedule 13G/A on February 9, 2023 reporting, as of December 30, 2022, beneficially owning 44,821,374 shares of common stock with the shared power to vote or to direct the vote of 329,853 shares of common stock, the sole power to dispose or to direct the disposition of 43,827,597 shares of common stock and the shared power to dispose or to direct the disposition of 993,777 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by Vanguard.

10. BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, as a parent holding company or control person of certain named funds ("BlackRock"), filed a Schedule 13G/A on January 26, 2023 reporting, as of December 31, 2022, beneficially owning 54,334,796 shares of common stock with the sole power to vote or to direct the vote of 51,198,073 shares of common stock and the sole power to dispose or to direct the disposition of 54,334,796 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by BlackRock.

Section 16(a) Beneficial Ownership Reporting Compliance

We believe that based solely on our review of the reports filed during the fiscal year ended December 31, 2022, and on the written representations of those filing reports, all Section 16(a) forms required to be filed by Annaly's executive officers, Directors and beneficial owners of more than ten percent of our common stock were filed on a timely basis and in compliance with Section 16(a) of the Exchange Act.

OTHER INFORMATION

Where You Can Find More Information

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at www.sec.gov.

Annaly's website is www.annaly.com. We make available on this website under "Investors—SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as proxy statements and other information filed with or furnished to the SEC as soon as reasonably practicable after such materials are electronically submitted to the SEC.

Additionally, upon written request, the Company will provide without charge to each record or beneficial holder of the Company's common stock as of the close of business on the Record Date (March 20, 2023) a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC. You should address your request to Investor Relations, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036 or email your request to investor@annaly.com.

Stockholder Proposals and Nominations

Any stockholder intending to propose a matter for consideration at the Company's 2024 Annual Meeting and have the proposal included in the proxy statement and form of proxy for such meeting must, in addition to otherwise complying with the applicable laws and regulations governing submissions of such proposals (Rule 14a-8 of the Exchange Act), submit the proposal in writing no later than December 7, 2023, in order to be timely.

Pursuant to the Company's bylaws and to comply with universal proxy rules, any stockholder intending to nominate a Director or present a proposal at an annual meeting of stockholders that is not intended to be included in the proxy statement for such annual meeting must provide, in addition to otherwise complying with the bylaws and applicable law, written notification not later than 5:00 p.m. (Eastern Time) on the date that is 120 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting nor earlier than 150 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. Accordingly, any stockholder who intends to submit such a nomination or such a proposal at the 2024 Annual Meeting must provide written notification of such proposal by December 7, 2023, but in no event earlier than November 7, 2023, assuming that the 2023 Annual Meeting is held on schedule.

Any such nomination or proposal should be sent to Anthony C. Green, the Chief Corporate Officer, Chief Legal Officer and Secretary, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036 and, to the extent applicable, must include the information required by the Company's bylaws.

Other Matters

As of the date of this Proxy Statement, the Board does not know of any matter that will be presented for consideration at the Annual Meeting other than as described in the Notice of Annual Meeting and this Proxy Statement.

Questions and Answers About the Annual Meeting

Q When and where is the Annual Meeting?

A The Annual Meeting will be held on May 17, 2023, at 9:00 a.m. (Eastern Time) online at www.virtualshareholdermeeting.com/NLY2023. If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials.

Q Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?

A The SEC has approved "Notice and Access" rules relating to the delivery of proxy materials over the Internet. These rules permit the Company to furnish proxy materials, including this Proxy Statement and the Annual Report, to stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive paper copies of the proxy materials unless they request them. Instead, the Notice, which will be mailed to stockholders, provides instructions regarding how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may authorize your proxy via the Internet or by telephone. If you would like to receive a paper or email copy of the Company's proxy materials, you should follow the instructions for requesting such materials printed on the Notice.

Q Can I vote my shares by filling out and returning the Notice?

A No. The Notice identifies the items to be considered and voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to authorize your proxy via the Internet or by telephone or how to vote at the Annual Meeting or to request a paper proxy card, which will contain instructions for authorizing a proxy by the Internet, by telephone or by returning a signed paper proxy card.

Q Who is entitled to vote at the Annual Meeting?

A Only common stockholders of record as of the close of business on the Record Date (March 20, 2023) are entitled to vote at the Annual Meeting.

Q How can I vote my shares?

A You may vote online during the Annual Meeting prior to the closing of the polls at www.virtualshareholdermeeting.com/NLY2023, or by proxy via Internet (www.proxyvote.com), telephone (1-800-690-6903), or by completing and returning your proxy card. The Company recommends that you authorize a proxy to vote even if you plan to virtually attend the Annual Meeting as you can always change your vote online during the meeting. You can authorize a proxy to vote via the Internet or by telephone at any time prior to 11:59 p.m. (Eastern Time) May 16, 2023, the day before the Annual Meeting.

If you hold your shares in "street name" (that is, through a broker or other nominee), your broker or nominee will not vote your shares with regard to non-routine matters unless you provide instructions to your broker or nominee on how to vote your shares. You should instruct your broker or nominee how to vote your shares by following the voting instructions provided by your broker or nominee.

Whichever method you use, each valid proxy received in time will be voted at the Annual Meeting in accordance with your instructions. To ensure that your proxy is voted, it should be received prior to 11:59 p.m. (Eastern Time) May 16, 2023, the day before the Annual Meeting. If you submit a proxy without giving instructions, your shares will be voted as recommended by the Board.

Q What quorum is required for the Annual Meeting?

A A quorum will be present at the Annual Meeting if stockholders entitled to cast a majority of all the votes entitled to be cast on any matter are present, in person or by proxy. At the close of business on the Record Date there were 493,880,722 outstanding shares of the Company's common stock, each entitled to one vote per share. Abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If a quorum is not present at the Annual Meeting, the Company expects that the Annual Meeting will be adjourned to solicit additional proxies.

Q **What are the voting requirements that apply to the proposals discussed in this Proxy Statement?**

A

Proposal	Vote Required	Discretionary Voting Allowed	Board Recommendation
(1) Election of Directors listed herein	Majority of votes cast	No	FOR each nominee
(2) Advisory approval of executive compensation	Majority of votes cast	No	FOR
(3) Consideration of advisory vote on frequency of future advisory votes on executive compensation	Plurality of votes cast	No	EVERY ONE YEAR
(4) Amendment to our charter	Majority of votes entitled to be cast	Yes	FOR
(5) Ratification of the appointment of Ernst & Young LLP	Majority of votes cast	Yes	FOR
(6) Consideration of advisory stockholder proposal to further reduce the ownership threshold to call a special meeting	Majority of votes cast	No	AGAINST

"Majority of votes cast" means, (a) with regard to an uncontested election of Directors, the affirmative vote of a majority of total votes cast for and against the election of each Director nominee; and (b) with regard to the advisory approval of executive compensation, the ratification of the appointment of EY and the advisory stockholder proposal, the affirmative vote of a majority of the votes cast on the matter at the Annual Meeting.

"Majority of votes entitled to be cast" means, with regard to the amendment of our charter, the affirmative vote of the holders of a majority of the total number of shares outstanding and entitled to vote on the matter.

"Plurality" means, with regard to the advisory vote on the frequency of future advisory votes to approve our executive compensation, the option (every one, two or three years) receiving the greatest number of "for" votes will be considered the frequency recommended by stockholders.

"Discretionary voting" occurs when a bank, broker, or other holder of record does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal as to which the rules of the NYSE permit such bank, broker, or other holder of record to vote ("routine matters"). When banks, brokers and other holders of record are not permitted under the NYSE rules to vote the beneficial owner's shares on a proposal ("non-routine matters"), if you do not provide voting instructions, your shares will not be voted on such proposal. This is referred to as a "broker non-vote."

For each of the proposals above, you can vote or authorize a proxy to vote "FOR," "AGAINST" or "ABSTAIN" or, with regard to the advisory vote on the frequency of future advisory votes on executive compensation, "EVERY ONE YEAR," "EVERY TWO YEARS," "EVERY THREE YEARS" or "ABSTAIN."

Q **What is the effect of abstentions and "broker non-votes" on the proposals submitted at the Annual Meeting?**

A Abstentions will have no effect on **Proposal 1**, **Proposal 2**, **Proposal 3, Proposal 5** or **Proposal 6**.

Abstentions will have the same effect as a vote AGAINST **Proposal 4**.

"Broker non-votes," if any, will have no effect on **Proposal 1**, **Proposal 2, Proposal 3** or **Proposal 6**. As they are routine matters and discretionary voting is allowed, "broker non-votes" are not applicable to **Proposal 4** or **Proposal 5**.

Q How will my shares be voted if I do not specify how they should be voted?

A Properly executed proxies that do not contain voting instructions will be voted as follows:

(1) **Proposal No. 1**: FOR the election of each Director nominee listed herein;

(2) **Proposal No. 2**: FOR the approval, on a non-binding and advisory basis, of the Company's executive compensation as described in this Proxy Statement;

(3) **Proposal No. 3**: For EVERY ONE YEAR with regard to the frequency of future advisory votes to approve our executive compensation;

(4) **Proposal No. 4**: FOR the approval of the amendment to our charter to decrease the number of authorized shares of stock;

(5) **Proposal No. 5**: FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023; and

(6) **Proposal No. 6**: AGAINST the consideration of an advisory stockholder proposal to further reduce the ownership threshold to call a special meeting.

Q What do I do if I want to change my vote?

A You may revoke a proxy at any time before it is exercised by filing a duly executed revocation of proxy, by submitting a duly executed proxy with a later date, using the phone or online voting procedures, or by participating in the Annual Meeting via live webcast and voting online during the Annual Meeting prior to the closing of the polls. You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Virtual attendance at the Annual Meeting without voting online will not itself revoke a proxy.

Q How will voting on any other business be conducted?

A Other than the six proposals described in this Proxy Statement, the Company knows of no other business to be considered at the Annual Meeting. If any other matters are properly presented at the meeting, your signed proxy card authorizes David L. Finkelstein, Chief Executive Officer and Chief Investment Officer, and Anthony C. Green, Chief Corporate Officer, Chief Legal Officer and Secretary, or either of them acting alone, with full power of substitution in each, to vote on those matters in their discretion.

Q Who will count the vote?

A Representatives of American Election Services, LLC, the independent inspector of elections, will count the votes.

Q How can I attend the Annual Meeting?

A All stockholders of record as of the close of business on the Record Date can attend the Annual Meeting online at www.virtualshareholdermeeting.com/NLY2023. An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-888-700-7644 in the United States or 1-929-207-8058 if calling from outside the United States, and providing Conference ID 4930273. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot vote from such audio broadcast. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for online check-in procedures.

Q Will I be able to ask questions and participate in the Annual Meeting?

A The virtual meeting will be available to stockholders across the globe via any Internet-connected device and has been designed to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to vote, make statements and ask questions. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows. Questions that are substantially similar may be grouped and answered once to avoid repetition. Additional information regarding the rules and procedures for participating in the Annual Meeting will be provided in our rules of conduct for the Annual Meeting, which stockholders can view during the meeting at the meeting website.

Q What is the pre-meeting forum and how can I access it?

A One of the benefits of the online Annual Meeting format is that it allows the Company to communicate more effectively with our stockholders via a pre-meeting forum that you can access by visiting www.proxyvote.com. Through use of the pre-meeting forum, stockholders can submit questions in advance of the Annual Meeting and view copies of the Company's proxy materials. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

Q Why is the Company holding the Annual Meeting online?

A We believe that the virtual meeting format allows enhanced participation of, and interaction with, our global stockholder base. Virtual meetings also reduce costs for both the Company and our stockholders and reflect the Company's commitment to environmentally-friendly practices.

Q What if I have difficulties accessing the pre-meeting forum or locating my 16-digit control number prior to the day of the Annual Meeting on May 17, 2023?

A Prior to the day of the Annual Meeting on May 17, 2023, if you need assistance with your 16-digit control number and you hold your shares in your own name, please call toll-free 1-844-976-0738 in the United States or 1-303-562-9301 if calling from outside the United States. If you hold your shares in the name of a bank or brokerage firm, you will need to contact your bank or brokerage firm for assistance with your 16-digit control number.

Q What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the live webcast of the Annual Meeting?

A If you encounter any difficulties accessing the live webcast of the Annual Meeting during the check-in or during the Annual Meeting itself, including any difficulties with your 16-digit control number, please call toll-free 1-844-986-0822 in the United States or 1-303-562-9302 if calling from outside the United States, for assistance. Technicians will be ready to assist you beginning at 8:30 a.m. Eastern Time with any difficulties.

Q How will the Company solicit proxies for the Annual Meeting?

A The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of mail, but Directors, executive officers and employees, who will not be specially compensated, may solicit proxies from stockholders by telephone, facsimile or other electronic means or in person. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

The Company has retained Georgeson Inc. ("Georgeson"), a proxy solicitation firm, to assist in the solicitation of proxies in connection with the Annual Meeting. We will pay Georgeson a fee of $18,000 for its services. In addition, we may pay Georgeson additional fees depending on the extent of additional services requested by the Company and will reimburse Georgeson for expenses Georgeson incurs in connection with its engagement by the Company. In addition to the fees paid to Georgeson, we will pay all other costs of soliciting proxies.

Stockholders have the option to vote over the Internet or by telephone. Please be aware that if you vote over the telephone, you may incur costs such as telephone and access charges for which you will be responsible.

Q What is "Householding" and does the Company do this?

A "Householding" is a procedure approved by the SEC under which stockholders who have the same address and do not participate in electronic delivery of proxy materials receive only one copy of a company's proxy statement and annual report unless one or more of these stockholders notifies the company or their respective bank, broker or other intermediary that they wish to continue to receive individual copies. The Company engages in this practice as it reduces printing and postage costs. However, if a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement, they may request it by writing to Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036, Attention: Investor Relations, by emailing investor@annaly.com or by calling 212-696-0100, and the Company will promptly deliver the requested Annual Report or Proxy Statement. If a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement in the future, they may contact the Company in the same manner. If you are an eligible stockholder of record receiving multiple copies of the Company's Annual Report and Proxy Statement, you can request householding by contacting the Company in the same manner. If you own your shares through a bank, broker or other nominee, you can request householding by contacting the bank, broker or other nominee.

Q Could the Annual Meeting be postponed or adjourned?

A If a quorum is not present or represented, the Company's bylaws and Maryland law permit the Chair of the meeting to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting. Additionally, the Board is permitted to postpone the meeting to a date not more than 120 days after the Record Date for the Annual Meeting without setting a new record date. In such case, the Company will announce the date, time and place to which the meeting is postponed not less than ten days prior to the date of such postponed meeting.

Q Who can help answer my questions?

A If you have any questions or need assistance voting your shares or if you need copies of this Proxy Statement or the proxy card, you should contact:


Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036
Phone: 1-888-8 ANNALY
Facsimile: (212) 696-9809
Email: investor@annaly.com
Attention: Investor Relations


The Company's principal executive offices are located at the address above.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains certain forward-looking statements which are based on various assumptions (some of which are beyond our control) and may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities and other securities for purchase; the availability of financing and, if available, the terms of any financing; changes in the market value of the Company's assets; changes in business conditions and the general economy; the Company's ability to grow our residential credit business; the Company's ability to grow our mortgage servicing rights business; credit risks related to the Company's investments in credit risk transfer securities, residential mortgage-backed securities and related residential mortgage credit assets; risks related to investments in mortgage servicing rights; the Company's ability to consummate any contemplated investment opportunities; changes in government regulations or policy affecting the Company's business; the Company's ability to maintain our qualification as a REIT for U.S. federal income tax purposes; the Company's ability to maintain our exemption from registration under the Investment Company Act of 1940; operational risks or risk management failures by us or critical third parties, including cybersecurity incidents; and risks and uncertainties related to the COVID-19 pandemic, including as related to adverse economic conditions on real estate-related assets and financing conditions. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law.

ENDNOTES

Annaly at a Glance & Evolution of Annaly (page 3)

Note: Financial data as of December 31, 2022.
1. Permanent capital represents Annaly's total stockholders' equity.
2. Total portfolio represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Assets exclude assets transferred or pledged to securitization vehicles of $9.1bn, include TBA purchase contracts (market value) of $10.6bn, CMBX derivatives (market value) of $0.4bn and $1.0bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $0.8bn.
3. This represents substantially all of the middle market lending assets held on balance sheet as well as assets managed for third parties.
4. Excludes any applicable underwriting discounts and other offering expenses and includes the underwriters' full exercise of their overallotment option to purchase additional shares of stock.
5. Issuer ranking data from Inside Nonconforming Markets for 2021-2022.

Recent Operating Achievements & Annaly's Shared Capital Model and Strategic Focus (page 4)

Note: Market data and financial data as of December 31, 2022.
1. This represents substantially all of the middle market lending assets held on balance sheet as well as assets managed for third parties.
2. Issuer ranking data from Inside Nonconforming Markets for 2021-2022.
3. Information aggregated from 2022 YTD Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2022.
4. Represents a non-GAAP financial measure. See Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.
5. Amount includes $1.1bn raised through the Company's at-the-market sales program for our common stock, net of sales agent commissions and excluding other offering expenses, and $1.5bn raised through two common equity offerings, excluding any applicable underwriting discounts and other offering expenses and including the underwriters' full exercise of their overallotment option to purchase additional shares of stock.
6. Represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Agency assets include TBA purchase contracts (market value) of $10.6bn. Residential credit assets exclude assets transferred or pledged to securitization vehicles of $9.1bn, include $1.0bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $0.8bn.
7. Capital allocation for each of the investment strategies is calculated as the difference between each investment strategy's allocated assets, which include TBA purchase contracts, and liabilities. Dedicated capital allocations as of December 31, 2022 exclude commercial real estate assets.
8. Sector rank compares Annaly dedicated capital for both our agency and residential credit businesses as of December 31, 2022 (adjusted for P/B as of December 31, 2022) to the market capitalization of the companies in each respective comparative sector as of December 31, 2022. The companies in each comparative sectors are selected as follows: agency and residential credit sector ranking represent "Agency Peers" (AGNC, ARR, EARN, ORC and TWO) and "Hybrid Peers" (AJX, CHMI, CIM, DX, EFC, IVR, MFA, MITT, NYMT, PMT, RITM, RWT and WMC), respectively, within the Bloomberg Mortgage REIT Index as of December 31, 2022.

Delivering Significant Value for Stockholders (page 5)

1. Data shown since Annaly's initial public offering in October 1997 through December 31, 2022 and includes common and preferred dividends declared.
2. Total shareholder return for the period beginning October 7, 1997 through December 31, 2022.

Board Composition, Structure and Refreshment (page 7)

1. "Continuing Directors" represent the ten members of the Board following the Annual Meeting (assuming all nominees are elected). Directors have self-identified as bringing diversity to the Board by way of gender, race, ethnicity, national origin or other characteristics.
2. While Mr. Votek has the attributes of an "audit committee financial expert" under SEC rules based on his experience serving in a number of senior financial executive roles, including as the Company's former CFO, Mr. Votek does not qualify as an Independent Director and is therefore ineligible to serve on the Audit Committee.

Continuing Director Diversity (page 8)

1. "Continuing Directors" represent the ten members of the Board following the Annual Meeting (assuming all nominees are elected). Directors have self-identified as bringing diversity to the Board by way of gender, race, ethnicity, national origin or other characteristics

Corporate Governance at Annaly (page 11)

1. "Continuing Directors" represent the ten members of the Board following the Annual Meeting (assuming all nominees are elected). Directors have self-identified as bringing diversity to the Board by way of gender, race, ethnicity, national origin or other characteristics.

Board Committees (page 19)

1. While Mr. Votek has the attributes of an "audit committee financial expert" under SEC rules based on his experience serving in a number of senior financial executive roles, including as the Company's former CFO, Mr. Votek does not qualify as an Independent Director and is therefore ineligible to serve on the Audit Committee.

2022 Investment Strategy and Performance (page 32)

Source: Company filings and Bloomberg. Financial data as of December 31, 2022, unless otherwise noted. Market data as of December 31, 2022.
1. Total portfolio represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Assets exclude assets transferred or pledged to securitization vehicles of $9.1bn, include TBA purchase contracts (market value) of $10.6bn, CMBX derivatives (market value) of $0.4bn and $1.0bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $0.8bn.
2. Permanent capital represents Annaly's total stockholders' equity.

3. Represents the capital allocation for each of the investment strategies and is calculated as the difference between each investment strategy's allocated assets, which include TBA purchase contracts, and liabilities. Dedicated capital allocations as of December 31, 2022 exclude commercial real estate assets.

4. Compares Annaly's total shareholder return since its IPO on October 8, 1997 through December 31, 2022 against the total shareholder return of the S&P 500 Index and the BBREMTG Index (excluding Annaly) over the same time period.

5. Represents a non-GAAP financial measure. See **Appendix** for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

6. Information aggregated from 2022 YTD Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2022.

7. MSR assets include limited partnership interests in an MSR fund, which is reported in Other Assets.

8. This represents substantially all of the middle market lending assets held on balance sheet as well as assets managed for third parties.

Financing, Capital and Liquidity (page 33)

1. Represents a non-GAAP financial measure. See **Appendix** for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

2. "Unencumbered assets" are representative of Annaly's excess liquidity and are defined as assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBA, residential mortgage loans, MSR, reverse repurchase agreements, other unencumbered financial assets and capital stock.

3. Amount includes $1.1bn raised through the Company's at-the-market sales program for our common stock, net of sales agent commissions and excluding other offering expenses, and $1.5bn raised through two common equity offerings, excluding any applicable underwriting discounts and other offering expenses and including the underwriters' full exercise of their overallotment option to purchase additional shares of stock.

4. Includes a $405mm residential whole loan securitization priced in January 2023, a $306mm residential whole loan securitization priced in February 2023 and a $421mm residential whole loan securitization priced in February 2023.

5. Issuer ranking data from Inside Nonconforming Markets for 2021-2022.

Operational Efficiency (page 34)

1. Represents operating expense as a percentage of average equity as of December 31, 2022 annualized. Operating expense is defined as: (i) for internally-managed peers, the sum of compensation and benefits, G&A and other operating expenses, less any one-time or transaction related expenses and (ii) for externally-managed peers, the sum of net management fees, compensation and benefits (if any), G&A and other operating expenses, less any one-time or transaction related expenses. Internally-managed peers and externally-managed peers represent the respective internally- and externally-managed members of the BBREMTG Index as of December 31, 2022.

What the Company Does (page 37)

1. Performance-based compensation percentages for 2022 derived from the Total Direct Compensation Table on page 36 of this Proxy Statement.

Executive Compensation Design and Award Decisions for 2022 (page 39)

1. 2022 CEO pay mix derived from the Total Direct Compensation Table on page 36 of this Proxy Statement.

2. 2022 Other NEO pay mix derived from the Total Direct Compensation Table on page 36 of this Proxy Statement.

APPENDIX – NON-GAAP RECONCILIATIONS

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company provides non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, financial measures computed in accordance with GAAP. These non-GAAP measures provide additional detail to enhance investor understanding of the Company's period-over-period operating performance and business trends, as well as for assessing the Company's performance versus that of industry peers. Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP results are provided below.

Unaudited, dollars in thousands except per share amounts

	For the Year Ended	For the Quarters Ended			
	12/31/22	12/31/22	9/30/22	6/30/22	3/31/22
GAAP Net Income to Earnings Available for Distribution Reconciliation					
GAAP net income (loss)	$1,726,420	($886,814)	($273,977)	$863,317	$2,023,894
Net income (loss) attributable to non-controlling interests	1,095	1,548	1,287	(3,379)	1,639
Net income (loss) attributable to Annaly	1,725,325	(888,362)	(275,264)	866,696	2,022,255
Adjustments to exclude reported realized and unrealized (gains) losses:					
Net (gains) losses on investments and other	4,602,456	1,124,924	2,702,512	615,216	159,804
Net (gains) losses on derivatives [1]	(4,493,013)	202,337	(1,976,130)	(1,014,651)	(1,704,569)
Loan loss provision (reversal) [2]	(22,923)	7,258	(1,613)	(29,380)	812
Business divestiture-related (gains) losses [3]	40,258	13,013	2,936	23,955	354
Other adjustments:					
Depreciation expense related to commercial real estate and amortization of intangibles [4]	3,948	758	758	1,302	1,130
Non-EAD (income) loss allocated to equity method investments [5]	(15,499)	(306)	(2,003)	(3,270)	(9,920)
Transaction expenses and non-recurring items [6]	7,620	807	1,712	1,751	3,350
Income tax effect of non-EAD income (loss) items	46,070	(418)	(9,444)	28,841	27,091
TBA dollar roll income and CMBX coupon income [7]	431,475	34,767	105,543	161,673	129,492
MSR amortization [8]	(114,992)	(38,633)	(22,897)	(33,810)	(19,652)
Plus:					
Premium amortization adjustment (PAA) cost (benefit)	(360,587)	(8,136)	(45,414)	(127,521)	(179,516)
Earnings available for distribution *	1,850,138	448,009	480,696	490,802	430,631
Dividends on preferred stock	110,623	29,974	26,883	26,883	26,883
Earnings available for distribution attributable to common stockholders *	$1,739,515	$418,035	$453,813	$463,919	$403,748
GAAP net income (loss) per average common share [9]	$3.93	($1.96)	($0.70)	$2.21	$5.46
Earnings available for distribution per average common share [9] *	$4.23	$0.89	$1.06	$1.22	$1.11

---

* Represents a non-GAAP financial measure.

1. The adjustment to add back Net (gains) losses on derivatives does not include the net interest component of interest rate swaps which is reflected in earnings available for distribution. The net interest component of interest rate swaps totaled $286.6 million, $141.1 million, $1.0 million, and ($62.5) million for the quarters ended December 31, 2022, September 30, 2022, June 30, 2022 and March 31, 2022, respectively.
2. Includes $0.0 million, $0.0 million, ($2.5) million and $0.2 million of loss provision (reversal) on the Company's unfunded loan commitments for the quarters ended December 31, 2022, September 30, 2022, June 30, 2022 and March 31, 2022, respectively, which is reported in Other, net in the Company's Consolidated Statement of Comprehensive Income (Loss).
3. Includes losses (gains) related to the sale of the Company's middle market lending portfolio for the quarters ended December 31, 2022, September 30, 2022 and June 30, 2022 and losses (gains) related to the sale of the Company's commercial real estate business for the quarter ended March 31, 2022.
4. Includes depreciation and amortization expense related to equity method investments.
5. The Company excludes non-EAD (income) loss allocated to equity method investments, which represents the unrealized (gains) losses allocated to equity interests in a portfolio of MSR, which is reported in Other, net in the Company's Consolidated Statement of Comprehensive Income (Loss).
6. All quarters presented include costs incurred in connection with securitizations of residential whole loans.
7. TBA dollar roll income and CMBX coupon income each represent a component of Net gains (losses) on derivatives. CMBX coupon income totaled $1.1 million for each of the quarters presented.
8. MSR amortization utilizes purchase date cash flow assumptions and actual unpaid principal balances and is calculated as the difference between projected MSR yield income and net servicing income for the period.
9. Net of dividends on preferred stock.

Unaudited, dollars in thousands

	For the periods ended	
	12/31/2022	12/31/2021
Economic leverage ratio reconciliation		
Repurchase agreements	$59,512,597	$54,769,643
Other secured financing	250,000	903,255
Debt issued by securitization vehicles	7,744,160	5,155,633
Participations issued	800,849	1,049,066
Debt included in liabilities of disposal group held for sale	—	112,144
Total GAAP debt	**$68,307,606**	**$61,989,741**
Less non-recourse debt:		
Credit facilities [1]	$—	($903,255)
Debt issued by securitization vehicles	(7,744,160)	(5,155,633)
Participations issued	(800,849)	(1,049,066)
Non-recourse debt included in liabilities of disposal group held for sale	—	(112,144)
Total recourse debt	**$59,762,597**	**$54,769,643**
Plus / (Less):		
Cost basis of TBA and CMBX derivatives	$11,050,351	$20,690,768
Payable for unsettled trades	1,157,846	147,908
Receivable for unsettled trades	(575,091)	(2,656)
Economic debt *	$71,395,703	$75,605,663
Total equity	**$11,369,426**	**$13,195,325**
Economic leverage ratio *	6.3x	5.7x

* Represents a non-GAAP financial measure.
1. Included in Other secured financing in the Company's Consolidated Statements of Financial Condition.

Unaudited, dollars in thousands

	For the years ended	
	12/31/2022	12/31/2021
*Average economic cost of interest bearing liabilities * *		
Average interest bearing liabilities	$64,512,269	$66,607,057
GAAP interest expense	$1,309,735	$249,243
Add:		
Net interest component of interest rate swaps	(366,161)	276,142
Economic interest expense *	$943,574	$525,385
Average economic cost of interest bearing liabilities *	1.46%	0.79%

* Represents a non-GAAP financial measure.